CARRONADE
CAPITAL

A Case for Change

Cannae Holdings

NOVEMBER 2025



IMPORTANT DISCLAIMERS

This presentation is for discussion and general informational purposes only, in connection with the solicitation of proxies of Cannae (defined below). This presentation reflects the analysis and perspectives of Carronade, a soliciting party. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation and should not be taken as advice on the merits of any investment decision. The views expressed herein represent the opinions of Carronade Capital Management, LP (together with its affiliates, "Carronade" or "Carronade Capital"), and are based on publicly available information with respect to Cannae Holdings, Inc. ("Cannae", "CNNE" or the "Company"). Certain financial information and data used herein have been derived or obtained from public filings, including filings made by the Company with the U.S. Securities and Exchange Commission ("SEC"), and other sources. These materials do not purport to be all-inclusive or to contain all the information regarding the topics discussed therein. Recipients of this document should rely on their own judgment, independent analysis and diligence in making any decisions.

Carronade may make changes to the proposals, ideas or business plans discussed herein in its discretion. Carronade is currently registered as an investment adviser under the US Investment Advisers Act of 1940, as amended. Nothing in this document constitutes investment advice with respect to securities. This presentation does not constitute an offer to sell or a solicitation to buy any securities in any fund, strategy or any other product managed by Carronade and may not be relied upon in connection with any offer or sale of securities. **Shareholders of the Company and their respective advisors are urged to read the definitive proxy statement and all other relevant documents filed with the SEC.**

Projected information presented herein is generated using internal Carronade models and are for illustrative purposes only. This information is generated based on certain estimates and assumptions which are subject to change based on prevailing market and economic conditions as well as Carronade's ongoing assessment of the Company's performance. There can be no guarantee that the assumptions and criteria used herein are reasonable or that projected results will be achieved. Economic and market conditions are subject to change without notice and as such the projections provided may not be available or achievable in the future. All information and opinions expressed herein are based on publicly available information, including filings made by the Company, and assumptions we have made about the Company, its business, and the industry. We have not had access to non-public information from the Company. Consequently, actual cash flows, costs, returns and other results may vary significantly compared to the figures presented herein. Model results are not predictions, projections or guarantees of performance. They are aspirational only, and there is no guarantee that such results will be achieved. Proposals and ideas discussed herein cannot abate any risk of loss. Past performance of Carronade or any of its investment is not indicative of future results. Unless indicated otherwise, numbers referenced throughout this presentation reflect approximate figures.

This document may contain "forward-looking statements", which can be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "anticipate", "target", "project", "estimate", "intend", "continue" or "believe" or the negatives thereof or other variations thereon or comparable terminology. Examples include potential value, future actions, proposed strategies and potential impact of electing Carronade's nominees to the Company's board of directors.

Because such forward-looking statements involve risks and uncertainties, actual results may differ materially from any expectations, projections or predictions made or implicated in such forward-looking statements. Recipients of this document are therefore cautioned not to place undue reliance on such forward-looking statements. In addition, there can be no assurance that the projections or results discussed herein will be achieved based on any of Carronade's recommendations or suggestions. Actual results may differ materially from those contemplated herein. Nothing contained herein shall constitute any representation or warranty as to future performance of the Company or any financial instrument.

Unless otherwise indicated, the information contained herein is current as of the date indicated on the cover of this presentation. The information herein is believed to be reliable and has been obtained from sources believed to be reliable, but no representation or warranty is made, expressed or implied, with respect to the fairness, correctness, accuracy, reasonableness or completeness of the information and opinions. Certain of the data contained in this presentation has been obtained from third-party resources believed to be reliable at the time of publication, but no representation or warranty, express or implied, is made with respect to its completeness or reasonableness. Carronade has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No agreement, arrangement, commitment or understanding exists or shall be deemed to exist between or among Carronade and any third party or parties by virtue of furnishing this presentation. Additionally, there is no obligation to update, modify or amend this presentation or to otherwise notify a reader in the event that any matter stated herein, or any opinion, projection, forecast or estimate set forth herein, changes or subsequently becomes inaccurate. Carronade disclaims any and all responsibility and liability whatsoever, whether arising in tort, contract or otherwise, for any errors, omissions or inaccuracies in any information contained herein or opinions or for any loss, cost or damage suffered or incurred howsoever arising, directly or indirectly, from any use of these materials or their contents by the recipient or any other person or otherwise in connection with such materials. Persons receiving or reviewing these materials must make all business and investment decisions in reliance on their own judgement. No statement in contained herein is intended to be nor may be construed as a profit forecast. Carronade is not acting and does not purport to act in any way as an advisor or in a fiduciary capacity vis-à-vis any shareholder. Therefore, it is strongly suggested that the recipient consult with their own professional advisers to assess the merits and risks of the strategies, issues and statements made herein.

The successful election of Carronade's nominees does not constitute a guarantee that any proposed strategy or operational modifications detailed herein will be successfully implemented or attained. As the elected nominees will constitute a minority of the Board of Directors, their capacity to effectuate changes is contingent upon the collective decision-making and support of the entire Board and existing management. Any strategic plan or operational changes outlined herein are **non-binding recommendations** and do not constitute a commitment or promise. Any questions about this document should be directed to ATaylor@Carronade.com and WRollins@carronade.com.

Table of Contents



1. Executive Summary   Page 3

2. Market Performance Demonstrates Need for Change   Page 23

3. Governance Actions Misaligned with Shareholder Interests   Page 34

4. Concerning Compensation Practices Disadvantage Shareholders   Page 51

5. A Plan to Drive Value Creation at Cannae   Page 62

6. Conclusions   Page 73



Executive Summary

Executive Summary



Who We Are

- Carronade Capital is a multi-strategy investment firm based in Darien, Connecticut with approximately $2.7 billion in assets under management that focuses on process driven investments in catalyst-rich situations

- Carronade's principals bring over 120 combined years of long-term track records, best practices, and fundamental investment analysis

Why We Are Here

- As one of Cannae's ("Company") top shareholders, we believe meaningful change is needed on the Company's Board of Directors ("Board") to reverse **egregious governance**, chronic underperformance and instill independence and accountability in the boardroom

- Cannae **can restore shareholder confidence and address its persistent underperformance** by improving capital allocation, unlocking portfolio value, ceasing decades of self-enrichment at the expense of shareholders and aligning management incentives

- **Proper corporate governance and true independence can finally be instilled** through the addition of four independent directors that will bring renewed accountability, rebuild shareholder confidence and better position Cannae to deliver long-term value

Plan to Drive Over 50% Value Creation at Cannae

- We believe there are various ways to drive value creation, and, by extension, shareholder returns at the Company, including by bolstering corporate governance and accountability, reconstituting the Board with truly independent directors, improving capital allocation priorities, resetting the investment process, and unlocking the value of the parts of the portfolio

Fit for Purpose Board Rebuild

- Carronade has identified four new, **truly independent director candidates** with proven leadership and value-creation capabilities. We vetted the candidates throughout an exhaustive search process to identify proper fit and complimentary skill sets to help **instill accountability and oversee plans for shareholder value maximization** from the Board level

Carronade's Investment Philosophy



Carronade, founded in 2020, is a registered investment manager with the U.S. Securities & Exchange Commission with approximately $2.7 billion in assets under management located in Darien, Connecticut

Carronade employs a multi-strategy approach focused on idiosyncratic, event driven situations designed to create a durable and consistent uncorrelated rate of return.

Our views on Cannae are based on our years of highly relevant experience in identifying deeply undervalued companies with a significant opportunity to improve execution and value.

We believe it is necessary to perform detailed:

1 Corporate valuation analysis, by piecing together multiple inputs – high effort level

2 Evaluation of corporate decision makers impacting the value of an investment

3 Original market analysis, including consulting with a wide network of outside experts

4 Bottom-up fundamental analysis, drawing on decades of experience across multiple industries

This approach is augmented by an understanding of **"Deal Ethos"**

Accurately evaluating an investment opportunity is different from correctly managing the outcome of a complex investment process

Carronade has observed that deal outcomes are influenced by subjective human factors, including the identities and motivations of the principals and advisors

When taking an event-driven equity position, Carronade seeks to work constructively with company leadership to drive enhanced shareholder returns by implementing actionable ideas grounded in deep, fundamental due diligence

Carronade Capital's Research Process



We have conducted extensive research, including with the help of top-tier external advisors and industry experts, to better understand Cannae's operations, strategy, and opportunities for value creation

- <u>Senior financial industry executives and seasoned investors</u>: We have engaged with numerous senior fund management industry executives and investors with deep experience to evaluate Cannae, understand the business, and the opportunity for value creation.

- <u>Experienced Board members and governance experts</u>: We identified seasoned governance experts to serve on our slate of independent nominees; each committed to enhancing accountability and restoring investor confidence in Cannae.

- <u>Shareholder advisory services</u>: We reviewed previous analyses and governance best practices outlined by leading shareholder advisory services to identify where Cannae can strengthen its governance framework.

- <u>Shareholders</u>: We conducted general discussions with current and former shareholders to better understand their viewpoints on Cannae's strategic direction and opportunities to enhance long-term shareholder value.

- <u>Cannae Management</u>: We engaged in multiple conversations with senior management to review the Company's strategy, performance and alignment with shareholder interests.

- <u>Investment banking firms</u>: We conducted in-depth discussions with leading investment banks to enhance our understanding of the value of Cannae's portfolio and competitive landscape within each industry.

- <u>Leading law firm</u>: We engaged a leading law firm to provide valuable insight on Cannae's governance structure and evaluating pathways for change.

- <u>Tax and accounting firm</u>: We engaged a Big Four accounting firm to analyze and assess the potential tax implications of various structural and strategic transactions available to Cannae.

> **Our conclusion is that Cannae has a unique opportunity to unlock a tremendous amount of shareholder value by implementing a clear plan focused on narrowing the discount at which its trades to NAV**

"NAV" is the Net Asset Value disclosed by the Company in its Monthly Sum of the Parts reports.

Why We are Here



Carronade owns a 6.5% equity stake in and is a top shareholders of Cannae, a diversified investment company trading at a substantial discount to NAV due to governance shortcomings and misaligned corporate strategy.

There is an urgent need for governance and strategic change based on Cannae's substantial long-term relative TSR underperformance, persistent discount to intrinsic value and shareholder frustration with Company strategy.

Carronade and its principals are proven fundamental investors with a strong, 120-year collective track record of identifying and engaging with Boards to improve corporate strategy and governance resulting in improved returns.

Cannae holds a valuable collection of assets which are not being properly valued in the public market due to hidden costs to shareholders and unclear management strategy of pivoting to private equity, making the portfolio more opaque.

Cannae has disenfranchised shareholders through poor governance practices, including a concerning degree of interconnectedness amongst directors, **numerous affiliated party transactions that destroyed significant value, decades of self-enrichment,** reincorporating in Nevada, and maintaining a staggered Board for far too long.

We have nominated four highly qualified and truly independent director candidates, who are unaffiliated with Carronade, for election at Cannae's 2025 Annual Meeting of Shareholders (the "Annual Meeting") with relevant backgrounds, investment management and corporate governance expertise, financial analysis skills, extensive transaction and board experience, and who are determined to provide an **independent voice for shareholders and improve accountability** in the boardroom.

Source: Company filings, including proxy statements, annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K for the dates and/or time periods referenced in this presentation (collectively, "Company Filings"); Carronade's analyses and perspectives based on publicly available information. Reference is also made to Carronade's definitive proxy statement relating to the Annual Meeting filed with the SEC on October 28, 2025 for additional information.

Note: Cannae's proposal to destagger the Board followed pressure from Carronade, and reflects a delayed, phased-in-declassification.

Cannae Overview



Cannae Holdings, Inc. (NYSE:CNNE) is a diversified holding company that owns a wide portfolio of businesses

- **12 disclosed current investments (9 private, 3 public)**
- **NAV of $1,356 million**
- **Market Cap of $887 Million**

On their website, Cannae states, "We primarily acquire interests in operating companies and are actively engaged in managing and operating a core group of those companies. We believe that our long-term ownership and active involvement in the management and operations of companies helps maximize the value of those businesses for our shareholders."

A diverse portfolio of private and public business across many industries



Company	Ticker	Description
alight	NYSE: ALIT	Human resources software
Black Knight Football Club		European soccer clubs
JANA Partners LLC		Activist fund
Brasada Ranch		Ranch resort
The Watkins Co.		Cooking spices
SYSTEM1	NYSE: SST	Tech-based customer acquisition platform
Paysafe	NYSE: PSFE	Digital payments processor
Sightline		Payment provider for online gambling
CSI		CRM for regional banks
O'Charley's / Ninety Nine		Casual dining
Minden Mill Distilling		Estate distillery
AmeriLife		Life insurance

Source: Company Filings as of 10/31/2025.



The Status Quo Needs Dramatic Change

"Our strategy has three main levers, including **improving the performance and valuation of our portfolio companies**, **making new investments primarily in private companies that will grow NAV**, and **returning capital to shareholders**."

- CEO, Ryan Caswell on Q3 2024 Earnings Call

"We believe looking at private businesses, it will be better than the public, and we like the public businesses that we have. But I think **you'll see us sell down those names over times and look to reinvest in private businesses**."

- CEO, Ryan Caswell on Q4 2023 Earnings Call

Management
Public Shareholders
13%
87%
Trasimene Capital Management
Termination Fee
Cannae Holdings, Inc
Non-Core ($532mm NAV)
CSI
O'Charley's RESTAURANT + BAR
MINDEN MILL DISTILLING
Ninety 99 Nine RESTAURANT & PUB
AMERILIFE
Sightline
BRASADA RANCH
Source of Funds ($254mm NAV)
dun & bradstreet
SOLD
alight
SYSTEM1
Paysafe:
SPACs
Growth Assets ($436mm NAV)
BLACK KNIGHT FOOTBALL CLUB
THE WATKINS CO.
JANA PARTNERS LLC
1



Given the current stock price, **the market expects to only receive $0.57 for each dollar Cannae invests in private assets** (under the assumption remaining public holdings are returned to shareholders at NAV)

We believe Cannae shareholders have conveyed a similar concern regarding the pivot to incremental private investments and prefer to have capital returned from public stakes in an efficient manner

Source: Bloomberg, Company Filings and Carronade analysis as of 10/31/2025.

1 Undisclosed voting arrangement with JANA principals.

Key Investment Highlights (as Disclosed by Cannae)



Company Key Investment Highlights	Carronade's Perspective
1 **Compelling business strategy constructed by a proven value-creator** William P. Foley, II ("Foley") is a preeminent operator and deal maker with a long, proven track record of shareholder value creation	**Fact** Mr. Foley's tack record of creating value outside of Cannae and for himself does not change the fact that **Cannae's TSR had underperformed Proxy Peers by -156%**[1]
2 **Led by a best-in-class board of directors and management team** Seasoned leadership team with a track record of sourcing high-potential investments and driving value at portfolio companies	**Fact** A deeply conflicted Board and Management team enriched themselves by **over $650 million** while Cannae shareholders continue to suffer
3 **Permanent capital vehicle with a strategy to deliver maximum returns** Ability to leverage permanent capital and duration to maximize investment returns across the portfolio	**Fact** **Shareholders have not seen 'maximum returns'** and instead have seen an inability to grow NAV since 2021
4 **Unique investment philosophy to allocate capital & proven playbook** Proven investment philosophy and playbook that creates value for shareholders	**Fact** Have **destroyed meaningful shareholder capital from investments made and fee leakage in the past 10 years**
5 **Attractive portfolio of assets with significant embedded upside** Owns a portfolio of attractive businesses that trade at a discount to NAV despite significant value creation opportunities	**Fact** Despite holding valuable assets, **poor disclosure and no support of marks in private assets impair investor valuation confidence**
6 **Capital allocation strategy focused on growing NAV and increasing share price** Strategy focused on growing NAV and share price through share repurchases, dividends, and new opportunistic investments	**Fact** Poor track record and egregious governance necessitate returning additional capital to shareholders; **Company has lost the mandate to make new investments**
7 **Proven ability to create value for shareholders over the long term** Has generated ~$3.3B of net realized gains on investments since inception	**Fact** Mark to market loss of portfolio is currently **over -$800 million**, and management has been rewarded handsomely while not bearing responsibility for bad capital allocation

Source: Bloomberg, Company Filings.

1   11/18/17 to 3/19/25, the day before Carronade's public letter to shareholders. "Proxy Peers" means the "2024 Cannae Peer Group" identified in the Company's 2025 definitive proxy statement and consists of Main Street Capital, Compass Diversified Holdings, StepStone Group, Hercules Capital, Federated Hermes, Capital Southwest, Artisan Partners Asset Management, Trinity Capital, Hamilton Lane, Bridge Investment Group and GCM Grosvenor.

Shareholder Returns Materially Underperform Peers



The most objective indication that fundamental change is required is the fact that CNNE's total shareholder return has severely underperformed its peers over the long term

Cumulative Relative TSR over the past 5 years



50%
0%
-50%
-100%
-150%
-200%
Oct-20
Jan-21
Apr-21
Jul-21
Oct-21
Jan-22
Apr-22
Jul-22
Oct-22
Jan-23
Apr-23
Jul-23
Oct-23
Jan-24
Apr-24
Jul-24
Oct-24
Jan-25
Apr-25
Jul-25
Oct-25
-127%
-154%
CNNE vs Proxy Peers
CNNE vs Russell 2000 Index Financials

Source: Bloomberg, Company Filings and Carronade analysis as of 10/31/2025. Cumulative shareholder return relative to Proxy Peer average and the Russell 2000 Index Financials, of which CNNE is a member.

2024 Cannae Peer Group ("Proxy Peers") include Main Street Capital (MAIN), Compass Diversified Holdings (CODI), StepStone Group (STEP), Hercules Capital (HTGC), Federated Hermes (FHI), Capital Southwest (CSWC), Artisan Partners (APAM), Trinity Capital (TRIN), Hamilton Lane (HLNE), Bridge Investment Group (BRDG) and GCM Grosvenor (GCMG).



Cannae Has Been Mr. Foley's Co-investment Vehicle

Cannae's September investor presentation highlights past investment success, but no commentary on Cannae's performance





Where is Cannae?

1 COMPELLING BUSINESS STRATEGY CONSTRUCTED BY A PROVEN VALUE-CREATOR
CANNAE HOLDINGS, INC.
Foley is responsible for the growth of ~$80B in publicly traded companies(1) to date and created the initial strategy and investment playbook for Cannae.
Throughout his career, Foley developed his value creation framework to identify and execute investments and drive value for shareholders.
Foley has consistently accelerated growth and improved operating margins as well as executed strategic M&A and exceeded cost reduction targets on acquisitions.
Cannae utilizes many of the lessons learned from Foley throughout its investment portfolio
FIDELITY
FIS
BLACK KNIGHT
dayforce
dun & bradstreet
$3M
1984 LBO
$16.4 B
Current Mkt Cap
$2.5 B
2006 Spin-Off
$37.4 B
Current Mkt Cap
$1.6 B
2015 IPO
$11.8 B
9/23 Sale
$2.9 B
2018 IPO
$11.2 B
Current Mkt Cap
$2.0 B
2019 LBO
$4.1 B
8/26 Sale

CANNAE HOLDINGS, INC.
$1.3 B
2017 Spin
$3.3 B
$0.9 B
Current
Proxy Peer Performance

Outside of Cannae

Cannae's most successful investment, led to ~$240 million management compensation

How does DNB value creation here result in **~$41mm loss** to CNNE on its DNB Investment?...
- Excludes a $1bn Series A Preferred senior to Cannae's investment
- Excludes $200mm Cannae Private Placement in 2020 IPO
- Excludes DNB shares received for 2022 sale of Optimal Blue to BKI

Source: Bloomberg, Company Filings and Carronade analysis as of 10/31/2025.
Note: Fidelity National Financial ("FNF"), Fidelity Information Service ("FIS") and Black Knight ("BKI") all trace their lineage back to Fidelity National Title Insurance, a defunct title insurance business Mr. Foley bought in 1984.

Cannae's Strategy is Broken



1 Portfolio Issues

Lack of cohesion or transparency in the investment process weigh on confidence



2 Misaligned Incentives

Exorbitant pay for underperformance is not aligned with shareholder returns



$653MM [1]	
$109MM	$7MM [2]
Management Compensation	Management Ownership	Shareholder Return of $1,000 **$11.90**

3 Loss of Credibility

We believe the current Board lacks the necessary independence and objectivity

"Since Ceridian, they have made a bunch of bad capital allocation decisions…We would rather them distribute value than re-invest. **They haven't earned the right to keep that capital**."

- Top 10 Shareholder, Nov. 2024

4 Low Valuation

CNNE equity trades in the bottom decile of US investment firms as a % of its Net Asset Value



CNNE

5 Owner Frustration

The top 10 shareholders from 2022 (ex Foley) have reduced % ownership by 16% [3]



2022	2023	2024	2025	Current
52%	-6%	-5%	-5%	37%

6 Underperformance

Combination of these factors results in poor absolute and relative shareholder returns

Vs Proxy Peer Avg



-4%	1 Year
-32%	2 Year
-80%	3 Year
-71%	4 Year
-154%	5 Year
-146%	6 Year
-139%	7 Year
-166%	8 Year
-218%	9 Year
-220%	10 Year

Source: Bloomberg, Company Filings and Carronade analysis as of 10/31/2025.

1   Management Compensation includes ISIP, MIP, Management Fees, MSA Termination Fees, Cash Compensation and Stock Based Compensation.

2   Current market value of all open market purchases by insiders since spin.

3   Top 10 shareholders as of 2022 reduction in percentage ownership of shares outstanding at each year end.



Carronade Sought to Engage Constructively

Carronade sought to engage privately and constructively to help improve performance at Cannae, and believed that we were negotiating in good faith until Cannae's actions suggested they had different plans

- **Dec – 24**: Carronade sends letter to Board seeking to engage **"privately and constructively"**, and privately nominates 4 independent director candidates due to early nomination window
- **Jan**: Carronade follows up with Cannae offering to travel to meet at a time and place convenient for the Board
- **Feb**: Zoom call with Messrs. Foley and Caswell to discuss Carronade's views on performance and suggestions to improve value. Mr. Foley suggests Cannae would be open to one mutually agreed director
- **Feb – Mar**: Multiple calls to discuss steps to improve performance and align shareholder governance concerns.
- **Mar**: **Company unexpectedly grants Mr. Foley an off-market severance package and the Board right to immediate equity vesting if not re-elected**

  Carronade publishes letter to the Board. Cannae announces sale of DNB and reiterates strategy
- **Apr**: Carronade files preliminary proxy materials in anticipation of a June Annual Meeting of Shareholders. Cannae informed Carronade that it would **expand the size of the Board** and had identified **two new candidates** that it would appoint
- **May**: Cannae announced Mr. Foley transitioning to Vice Chairman, **triggering his enhanced compensation rights granted in March**. Cannae also announced the appointment of two new directors to the Board
- **Jun**: Carronade issued press release calling on Cannae to **promptly schedule its Annual Meeting,** which was last held in June 2024
- **Jul**
- **Aug**: Cannae announced the Annual Meeting would be held on December 12, 2025 and announced the sale of DNB had closed
- **Sep**: Carronade renominates 4 independent director nominees to comply with new nomination deadline triggered by delayed Annual Meeting
- **Oct**: Cannae files preliminary proxy materials and Carronade files definitive proxy materials
- **Nov**: Cannae files definitive proxy materials

Source: Bloomberg, Company and Carronade Filings.

14

The Board Has Failed Cannae Shareholders



We believe the current Board has proven itself <u>unable to effectively oversee management</u> and the Company and has destroyed shareholder value through its lack of independence...if not now, when:

- Failed to address lagging performance with total annualized returns since inception of 0.1% and made insufficient changes to the Board, management, and Company strategy to address the Status Quo since 2017

- Oversaw poor capital allocation decisions, **<u>including funding over \$1 billion into Foley-affiliated SPACs.</u>** We estimate the three SPAC investments along with private company Sightline have destroyed ~\$1.2 billion in shareholder value over the past 5 years

- Re-incorporated in Nevada from Delaware last year **<u>after</u>** settling a shareholder lawsuit for Self Dealing and Conflicts of Interest in 2023

- **<u>Prioritized their own and management's compensation, totaling over \$650 million since 2017</u>**, and granted themselves immediate vesting of equity awards if not re-elected by shareholders

- **<u>Approved Mr. Foley's egregious, off-market employment agreement,</u>** allowing him to resign as then CEO for good reason if a director was elected by shareholders without his approval and to put half of his shares back to the Company for ~\$60 million

- Allowed Mr. Foley to effectively trigger his own severance package **<u>two months after approving it</u>**, paying him tens of millions of dollars in lump sum payment and equity awards under the guise of a transition from Chairman and CEO to Vice Chairman

- Increased the size of the Board and appointed new directors in the midst of a proxy contest resulting in a 12-person Board that costs shareholders ~\$3 million per year, and delayed the Annual Meeting by 18 months to December 12, 2025

- Appointed a **<u>new 'Independent' Chairman who has spent 40 combined years as a director of 7 different Foley-affiliated, non-Cannae entities since 2003</u>**, and other 'independents' who have **<u>over 200 years collectively working with Mr. Foley</u>**

Source: Bloomberg, Company Filings including Q2 2025 10Q and Carronade analysis as of 10/31/2025. Other publicly available information obtained from websites and filings of other companies referenced herein.

Entrenched, Intertwined Board Undermines Independence



> "In determining independence, the Board considered all relationships that might bear on our directors' independence from Cannae... The Board determined that these relationships were not of a nature that would impair the independence of the members involved" – CNNE Proxy Materials

Bill Foley

Ryan Caswell	Anthony Jabbour		Thomas Hagerty	Randy Quirk	Bryan Coy
CNNE CEO	DNB CEO		Partner TH Lee Partners	FNF CEO	CNNE CFO

JANA · Paysafe · alight · SYSTEM1 · dun&bradstreet · FIDELITY NATIONAL FINANCIAL · FOLEY ENTERTAINMENT GROUP · F&G ANNUITIES & LIFE · FIS · BLACK KNIGHT

ZETA

Tyler (i) · Holland (i) · Harris (i) · Linehan (i) · Massey · Royan (i) · Martire · Ammerman (i) · Meinhardt (i) · Stallings (i) · Willey (i) · Moullet (i)

- - - - - Current Director
- - - - - Past Director/Executive/Business Relationship
- - - - - Ownership

Note: Colored boxes represent director classifications. Massey was in Foley's class and did not stand for election in 2024.

16

Misalignment: SPACs in Context



We believe the Board allowed Cannae to commit to over $1 billion of shareholder capital during the SPAC craze to help consummate Mr. Foley's externally sponsored SPACs and generate potentially lucrative founder economics for him

Paysafe: alight SYSTEM1

$1.26 billion invested by CNNE	Got through all "independent" Board committees
Risked ~30% of CNNE avg NAV from 2019-2021	Aggregate deSPAC value of $17.7 billion vs current TEV of $3.3 billion
CNNE capital committed via forward purchase and backstop agreements (as did FNF)	Robust founder economic potential of $575 million for Mr. Foley
Over $900 million shareholder capital destroyed	Founder and 'Alignment' shares granted to CNNE directors for serving on SPAC Boards
	Foley would receive economics from founder shares, transaction fees, and Cannae MIP

Cannae had the whole universe of SPACs in 2020-2021 (over 630) to choose to invest in, so why did management pick the three SPACs sponsored by then Chairman, Mr. Foley?

"CNNE's past SPAC activity resulted in the bulk of its investment portfolio tied to public investments, **many of which have not panned out**."

- Stephens, Feb. 2025

Source: Bloomberg and Company Filings as of 10/31/2025.





Current Directors We Are Seeking to Replace

Erika Meinhardt

Age: 67

Director since 2018

- Served as a director of Cannae since July 2018 and as **Lead Independent Director** of Cannae since February 2023 and is a member of the **Compensation Committee** with a **total relative TSR during her tenure of -128%**
- **Worked as an employee of FNF from 1983 to 2024, 41 years**, and also served on the Boards of four Foley-affiliated SPACs: FTAC/Alight, FTACII/Paysafe, Austerlitz I and Austerlitz II
- **Personally invested in Minden Mill**, CNNE portfolio company, where Mr. Foley controls the GP directly



Barry Moullet

Age: 67

Director since 2021

- Served as a director of Cannae since February 2021 and is the **Chair of the Related Person Transaction Committee** with a **total relative TSR during his tenure of -106%**
- Added to the Board resulting from a shareholder lawsuit against Cannae, and has overseen affiliate transactions including three of five Foley-affiliated SPACs, Minden Mill and Cannae's non-pro rata investments in BKFC
- Expertise in restaurant industry supply chain; however, Cannae's restaurant assets have continued to struggle



James Stallings

Age: 70

Director since 2018

- Served as a director of Cannae since January 2018 and is a member of the **Governance and Nominating Committee and the Related Person Transaction Committee** with a **total relative TSR during his tenure of -121%**
- **Served on the Board of FIS for nearly 13 years**, overlapping with Cannae directors Foley, Martire and Harris, and served on the Board of one Foley-affiliated SPAC: TREB/System1
- In 2019, while a Cannae director, personally invested in Star Parent LP, the then-parent company of DNB



Frank Willey

Age: 72

Director since 2017

- Served as a director of Cannae since its spin in November 2017 and is a member of the **Audit Committee** with a **total relative TSR during his tenure of -134%**
- **Has been an employee and director of Foley-affiliated companies for 82 years combined,** including FNF since 1984 and CKE from 1994 to 2010, overlapping with Cannae directors Foley, Ammerman, Meinhardt and Harris
- Personally invested in BKSE, the Foley-controlled entity that owns the Vegas Golden Knights NHL franchise

Source: Bloomberg, Company Filings and Carronade analysis as of 10/31/2025.



Cannae's Defensive Actions are Too Little Too Late

Despite Company claims of enhancing shareholder value, Cannae's stock continues to trade near multi-year lows due to shareholder-unfriendly actions that have undermined market confidence

- **Proposal to Declassify the Board over 3 years starting in 2026 is the maximum available to the Company**

  Carronade asked for declassification, but having it phased in over 3 years starting 2026 continues to disenfranchise shareholders

- **Cannae delayed its Annual Meeting to the maximum extent possible to ward off proxy contest**

  Delay blocked shareholders from voting on a normal schedule in an attempt to use buybacks to improve performance before a contested election

- **Expanded size of the Board under the pretext of adding new independent directors**

  Expanded the size of the Board to 12 during a proxy contest and despite Carronade's sincere efforts to reach a mutual resolution on board composition, diluting the impact of any shareholder nominees

- **Management transition did not affect Foley's influence over Cannae, yet resulted in more leakage for shareholders**

  Mr. Foley transitioned to Vice Chair 15 months after negotiating a robust exit package that awarded him tens of millions of dollars for poor relative performance, and entered into a non-exec Director Services Agreement that stipulates part of his role is to "make decisions involving…the Company's sports and entertainment and wine and spirits businesses"

- **The Corporate Governance and Nomination and Compensation Committees are chaired by or comprised of conflicted directors**

  Meinhardt, Stallings, Harris & Holland all have substantial ties to Foley and other Directors, and are members of these committees

- **Buybacks are a good and necessary step, but insufficient given governance shortcomings**

  We are supportive of returning capital to shareholders in an efficient manner either via buybacks, dividends or spin outs, but Cannae has degraded investor confidence and lost the mandate to manage capital as overseen by the current, conflicted Board

These nominal adjustments appear intended to preserve the Status Quo rather than enable meaningful board renewal with qualified, independent directors

Source: Company Filings.

A Plan to Drive Value Creation at CNNE



Key Initiatives	Intended Results

Months 1-12

1 Reduce costs, align incentives
- Target ~1.5% corporate overhead as % of AUM, including SBC
- Convert MSA termination fee cash payments into performance-based stock compensation
- **Potential upside of 13%, assuming current overhead 'multiple'**

2 Spin of public holdings to collapse discount
- Signals commitment to address share price underperformance
- Forces re-rating of remaining holdings
- Tax efficient distribution of capital to shareholders
- **Potential upside of 4%**

3 Improved Accountability and Governance
- Enhanced Board oversight and adoption of governance best practices
- Improved shareholder confidence in value realization plan, set concrete targets for performance
- **Potential upside of 12%**

Newly constituted Strategic Review Committee

Months 13-24

4 Transparency and Support Private Valuations
- Improved disclosure on private positions and establish transparent investment selection process
- Rationalize small or non-core positions and valuation support remaining
- Evaluate tax loss optimization

5 Rebuild Investor Confidence in NAV Growth
- Smaller, focused portfolio that benefits from consistent narrative and fund-level asset management synergies
- Solidify go forward strategy and confidence in succession plan to execute

Source: Bloomberg, Company Filings and Carronade analysis as of 10/31/2025.



A Fit-for-Purpose, Independent Board Refresh

Electing <u>all four</u> of our experienced and independent nominees provides a mandate for real change and adds desperately needed independence



Mona Aboelnaga
Age: 57

- Managing Partner of K6 Investments LLC, a private investment firm she founded in 2011
- Significant executive experience in investment management and private equity industries having founded and led Proctor Investment Managers which was sold to National Bank of Canada
- Extensive corporate governance expertise as a board member of both public and private companies including Webster Financial (NYSE: WBS) , Perpetual Limited (ASX:PPT), Mondee Holdings (NASDAQ: MOND) Sterling Bancorp (NYSE: STL) and FinTech Acquisition Corp VI (NASDAQ: FTVI)



Ben Duster
Age: 65

- CEO and Founder of Cormorant IV Corporation, LLC, a finance operations and strategic advisory and interim executive management firm
- Significant experience working with companies to improve execution effectiveness and create long-term sustainable value
- Extensive public and private company board service including Expand Energy (NASDAQ: EXE), Weatherford International (NASDAQ: WFT), Republic First Bancorp (OTC: FRBKQ), Diamond Offshore Drilling (NYSE: DO), Alaska Communications Systems (NASDAQ: ALSK), and Multi-Fineline Electronix (NASDAQ: MFLX)



Dennis Prieto
Age: 43

- Managing Partner at Peak Advisory Group LLC, a business consulting firm he founded in November 2023
- Previously, Mr. Prieto served as Partner and Managing Director at Aurelius Capital Management, LP, an investment firm, from August 2007 to October 2023
- Significant investment management and private board experience including TimberHP and Empire Today IP Holdings
- Extensive financial, accounting, capital markets, turnaround and legal experience



Cherie Schaible
Age: 46

- Managing Partner at CLS Advisory LLC, a business consulting firm she founded in December 2024
- Previously, Ms. Schaible served as General Counsel and Senior Managing Director of Ankura Consulting Group, LLC, a global consulting firm , and Associate General Counsel and Managing Director of AIG Investments, an investment management subsidiary of the financial services firm American International Group (NYSE: AIG)
- Extensive financial, legal and investment management experience, and serves on the board of Heritage Operating

Potential to Create over 50% Upside



We believe CNNE has a unique opportunity to generate significant value for shareholders, but it requires the Board to formulate a specific plan and effectively execute on an accelerated timeline

CNNE Shareholder Value Plan: Price Targets

Shareholder Value Plan

Current Price	Align Incentives	Spin Public Stakes	Improved Governance	12mo Target Price	PE NAV Support	Confidence Rebuilt	Optimize Tax Loss	24mo Target

- Current Price: $17.88
- Align Incentives: $2.39
- Spin Public Stakes: $0.76
- Improved Governance: $2.19
- 12mo Target Price: $23.23
- PE NAV Support: $2.11
- Confidence Rebuilt: $1.09
- Optimize Tax Loss: $1.48
- 24mo Target: $27.91

+56%

We believe this plan can potentially achieve a stock price of <u>nearly $28 per share</u>

Source: Bloomberg, Company Filings and Carronade analysis as of 10/31/2025.

"Align Incentives" assumes overhead cost savings (CNNE cash compensation plus Stock Based Compensation) targeting 1.5% of NAV and then capitalized at the current Discount/Overhead Cost multiple and assumes conversion of remaining Trasimene termination fees into a one-time share grant to management. Detail provided on page 64.

"Spin Public Stakes" assumes spin out of 100% of shares in ALIT, SST and PSFE to shareholders. Detail provided on page 65.

"Improved Governance" assumes investor confidence partially rebuilt as new strategy and increased Board accountability reduce NAV discount on remaining assets to -15%. Detail Provided on page 66.

"PE NAV Support" assumes exit of small minority positions in CSI and Amerilife at GAV and re-marking BFKE to 3.0x LQA sales, all assuming NOLs can offset gains.

"Confidence Rebuilt" assumes NAV discount on remaining assets to -10%.

"Optimize Tax Loss" is a potential upside of selling ALIT, SST and PSFE instead of spinning them and carrying capital losses back to offset DAY gains.

22



Market Performance
Demonstrates Need for Change



Years of Value Destruction Across Every Relevant Benchmark

CNNE has significantly underperformed nearly all relevant benchmarks over key historical periods

Cannae self-selects and shifts peers between 2022-2024 as the Company claims "the firm's total assets and business composition changed (*2024 Proxy Statement*)."

	Periods ended 10/31/2025		
	5 Year	3 Year	1 Year
Versus Proxy Peers			
CNNE	(49%)	(20%)	(7%)
TSR Proxy Peers	104%	60%	(3%)
Over/(Under) Performance	**(154%)**	**(80%)**	**(4%)**
Versus ISS Peers			
CNNE	(49%)	(20%)	(7%)
ISS Peers	103%	82%	19%
Over/(Under) Performance	**(152%)**	**(102%)**	**(27%)**
Versus Closed End Fund Peers			
CNNE	(49%)	(20%)	(7%)
Closed End Fund Peers	151%	59%	14%
Over/(Under) Performance	**(200%)**	**(79%)**	**(21%)**
Versus Russell 2000 Index Financials			
CNNE	(49%)	(20%)	(7%)
Russell 2000 Index Financials	78%	26%	5%
Over/(Under) Performance	**(127%)**	**(46%)**	**(13%)**

Negative absolute performance

Even worse relative performance

"We find that peer group comparisons are central to the CEO 'mega-pay machine' problem," says Elson, who notes that even the best corporate boards will fail to address executive compensation concerns unless they tackle the structural bias created by external peer group benchmarking metrics.

Charles Elson is a corporate governance expert and the Founding Director of the Weinberg Center for Corporate Governance

Source: Bloomberg, Company Filings and Carronade analysis as of 10/31/2025. Average cumulative shareholder return. Proxy Peers include MAIN, CODI, STEP, HTGC, FHI, CSWC, APAM, TRIN, HLNE, BRDG, GCMG. ISS Peers include VRTS, STEP, IMXI, GHLD. Closed End Fund Peers include UTG, STEW, KYN, CET, GAM, IGR, EOI, MEGI, PEO.

Cannae's Own Performance Graph



Cannae's own financials acknowledge this <u>persistent and severe underperformance</u> against its self–selected and shifting peers, **highlighting that the Status Quo has failed and it's time to redefine Cannae's** strategic focus and investment process

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Cannae Holdings Inc, the S&P 500 Index,
2023 Peer Group and 2024 Peer Group

- 2023 Peer Group
- S&P 500
- 2024 Peer Group

Source: Company 2024 Annual Report.

2023 Peer Group comprised of Apollo Global Management Inc., Compass Diversified Holdings, FS KKR Capital Corp, Golub Capital BDC, Inc., New Mountain Finance Corporation and Prospect Capital Corporation.

2024 Peer Group comprised of Main Street Capital, Compass Diversified Holdings, StepStone Group, Hercules Capital, Federated Hermes, Capital Southwest, Artisan Partners Asset Management, Trinity Capital, Hamilton Lane, Bridge Investment Group and GCM Grosvenor.



Cannae's persistent underperformance over the past 5+ years coupled with disproportionate compensation has deepened shareholders' crisis of confidence

Annual and LTM ROIC (%)

Return on Invested Capital

Year	Proxy Peers	CNNE
2020	9%	-3%
2021	16%	-1%
2022	6%	-9%
2023	8%	-10%
2024	7%	-6%
LTM	8%	-14%

■ Proxy Peers ■ CNNE

Source: Bloomberg as of 10/31/25.
Proxy Peer median ROIC. Proxy Peers include MAIN, CODI, STEP, HTGC, FHI, CSWC, APAM, TRIN, HLNE, BRDG, GCMG.



Shareholder Returns are in the Bottom Tier

CNNE has a valuable portfolio of assets, yet is consistently a bottom tier performer in TSR

Consistent underperformance is the market telling CNNE, "The Status Quo is unacceptable."

BRDG was added to the peer set in February 2025 for the first time **three days** after it was announced Apollo was buying them

CODI is impacted by disclosure of accounting irregularities in its last three years of audited financials

Proxy Peer Group Cumulative Ranking

10yr	9yr	8yr	7yr	6yr	5yr	4yr	3yr	2yr	1yr
HLNE	HLNE	HLNE	STEP	STEP	MAIN	MAIN	STEP	STEP	TRIN
HTGC	APAM	STEP	HLNE	APAM	HTGC	FHI	HLNE	MAIN	FHI
MAIN	STEP	HTGC	HTGC	HTGC	STEP	TRIN	MAIN	FHI	MAIN
STEP	CSWC	CSWC	APAM	HLNE	CSWC	HTGC	TRIN	GCMG	APAM
CSWC	HTGC	APAM	FHI	MAIN	FHI	STEP	APAM	APAM	STEP
APAM	MAIN	MAIN	MAIN	TRIN	TRIN	CSWC	HTGC	TRIN	GCMG
FHI	FHI	FHI	CSWC	FHI	HLNE	APAM	GCMG	BRDG	HTGC
TRIN	TRIN	TRIN	TRIN	CSWC	APAM	GCMG	FHI	HTGC	CSWC
CNNE	**CNNE**	GCMG	GCMG	GCMG	GCMG	HLNE	CSWC	HLNE	**CNNE**
GCMG	GCMG	**CNNE**	**CNNE**	BRDG	BRDG	BRDG	**CNNE**	CSWC	BRDG
CODI	BRDG	BRDG	BRDG	**CNNE**	**CNNE**	**CNNE**	BRDG	**CNNE**	HLNE
BRDG	CODI	CODI	CODI	CODI	CODI	CODI	CODI	CODI	CODI

CNNE has ranked in the bottom quartile in 7 out of 10 time periods, one of the worst track records of any peer

Source: Bloomberg, Company Filings and Carronade analysis as of 10/31/2025. Average cumulative shareholder return.

Losses Embedded in Portfolio Weigh on Confidence



Shareholders bear the brunt of poor capital allocation decisions, reflected in a large discount to NAV, while management cashed out on the successful investments

Alight
SPAC

- Cost: $441
- Loss: $(228)
- Distributions + GAV: $213

System1
SPAC

- Cost: $248
- Loss: $(210)
- Distributions + GAV: $38

Paysafe
SPAC

- Cost: $519
- Loss: $(430)
- Distributions + GAV: $89

Sightline

- Cost: $277
- Loss: $(272)
- Distributions + GAV: $5

~$1.2 billion in shareholder capital destroyed

Source: Bloomberg, Company proxy materials and SOTP reports and Carronade analysis as of 10/31/2025.
Note: Sightline has not been reported as a separate investment since 8/11/2025.

Persistent and Significant Discount to NAV



Cannae trades at a discount to disclosed proxy peers and closed-end fund peers with the <u>discount persistently widening after affiliated-party SPAC deals in 2021</u>, implying a repudiation of strategy and loss of confidence from shareholders

Public Equity Value Discount to Net Asset Value over Time versus Peers (%)

+64%

-9%

-35%

Legend: CNNE — TSR Proxy Peer Median — Closed End Fund Peer Median

Source: Bloomberg, Company Filings and Carronade analysis as of 10/31/2025. Bloomberg Headline NAV used for Proxy Peers and Fund Net Asset Value used for Closed End Fund Peers.

Pro Forma NAV Discount Readily Achievable



CNNE's −35% discount to NAV is <u>worse than 99%</u> of publicly listed US Investment Companies, Investment Management firms and Closed End Funds with assets over $500 million

Public Equity Value Discount to Net Asset Value

24 month plan

12 month plan

Source: Bloomberg. Screening criteria of publicly listed US Investment Companies, Investment Management firms and Closed End Funds with assets over $500 million resulted in 217 companies with disclosed NAVs. Investment Companies and Investment Management firms' NAV represent latest company disclosed Headline NAV. Closed End Funds' NAV represent daily close Fund Net Asset Value per Share.



Market Reaction to Recent Company Updates

Each time the Company reiterates that it is sticking to the Status Quo, shareholders vote with their feet:





Q1 25 Earnings Price Reaction

$20.50
$20.00
$19.50
$19.00
$18.50
$18.00
$17.50
$17.00
CNNE Share Price
8-May
9-May
12-May
13-May
14-May
5/12 – earnings after close. Cannae disclosed Mr. Foley's transition to Vice Chair and two new Directors
-5.3%

Q2 25 Earnings Price Reaction

$20.50
$20.00
$19.50
$19.00
$18.50
$18.00
$17.50
$17.00
CNNE Share Price
8-Aug
11-Aug
12-Aug
13-Aug
14-Aug
15-Aug
8/11 – earnings after close. Cannae did not provide an update on the Annual Meeting or capital return to Shareholders
-11.4%

Source: Bloomberg, Company Filings and Carronade analysis as of 10/31/2025.



Opaque and Stale Disclosure Around Private Assets

	CANNAE HOLDINGS, INC.	Improved Disclosure Sorely Needed
Fundamental Valuation Analysis	✗	Disclose Comparable Company, Precedent Transaction and DCF
Third Party Valuations	✗	Engage external valuation consultant to lend credibility to marks
Year End Audited Valuations	✗	Best practice to have marks audited once per year
Financial Detail	✗	Gross Margin, SG&A, EBITDA
Balance Sheet	✗	Include debt and cash disclosure to assess equity value

Consistently Marked at Cost Despite Ample History

October 31, 2025

$'s in millions except for values per CNNE share [1]

Company	Current Ownership	Initial Year Invested	Net Invested Capital[2]	Gross Fair Value[3]
BLACK KNIGHT FOOTBALL CLUB	~45%	2022	248.9	248.9
O'Charley's / Ninety Nine Restaurant & Pub	~65% & ~89%	2012	154.5	154.5
JANA	50%	2024	118.9	118.9
The Watkins Co.	~49%	2024	80.0	80.0
Minden Mill Distilling	~89%	2023	61.0	61.0

BKFC – Complete Audited Financial Disclosure

Summarized statement of operation information for Black Knight Football for the relevant dates and time periods included in Equity in (losses) earnings of unconsolidated affiliates in our Condensed Consolidated Statements of Operations is presented below. We report our equity in the earnings or loss of BKFC on a three-month lag. Accordingly, our net loss for the three and six months ended June 30, 2025 and 2024 includes our equity in Black Knight Football's losses for the three and six months ended March 31, 2025 and 2024, respectively.

	Three months ended March 31,		Six months ended March 31,	
	2025	2024	2025	2024
	(In millions)			
Total revenues	$ 61.2	$ 49.4	$ 132.5	$ 102.1
Operating loss	(23.7)	(31.2)	(36.8)	(57.8)
Earnings (losses) of unconsolidated affiliates	2.3	(3.7)	(3.1)	(6.5)
Net loss attributable to BKFC	(26.1)	(37.7)	(47.5)	(69.6)

Shareholders and equity analysts don't have the necessary information to make fully informed valuation judgements on Cannae's private investment portfolio, weighing on performance

Source: Bloomberg, Company Filings and Carronade analysis as of 10/31/2025.

Shareholders are Ready for Change



❌ Management's plan is not working

❌ Buybacks have failed to close the discount

❌ Shareholders expressed they do not want CNNE to invest in small private positions with no disclosure

"There is a Bill Foley discount…**the Status Quo does not work** as the Bill Foley investment vehicle and it is tough to see why it exists other than it exists."

- Top 20 Shareholder, Feb. 2025

"We think that **management's plan to increase the percentage of private company investments Cannae holds is counterproductive** because, absent a pre-established windup of the company, investors will likely perceive the lack of transparency in the valuation of such investments as a negative."

- Shareholder Proxy Proposal, Dec. 2024

"Since Ceridian, they have made a bunch of bad capital allocation decisions…We would rather them distribute value than re-invest. **They haven't earned the right to keep that capital**."

- Top 10 Shareholder, Nov. 2024

"If we -- if you had your wish how many positions would you have? How large would they be and I just think I kind of look at some of the parts. Thanks, Bryan for updating this. **It's just kind of all over the place you have things that are worth less than $1 per share and I just don't see the focus here** and so maybe you can kind of help me understand what are you trying to achieve as far as position size, number of positions, et cetera."

- Oppenheimer Q&A on Q3 2024 Earnings Call

Proxy Advisors have expressed similar concerns, WITHHOLDING on certain directors for the past 3 years

"WITHHOLD votes are warranted for incumbent director nominees William (Bill) Foley II and Frank Martire Jr., (i) given **the board's failure to remove, or subject to a sunset requirement, the classified board which adversely impacts shareholder rights**; and (ii) due to the **consecutive years of high director pay** and due to the participation of the non-executive board chair in a performance-based incentive program"

- ISS, Q2 2024

"[WITHHOLD votes are warranted for incumbent director nominees] **Erika Meinhardt and Frank Willey [as they] serve as non-independent members (per ISS' classification) of a key board committee**"

- ISS, Q2 2022



Governance Actions Misaligned
with Shareholder Interests

Board Needs Fresh Perspectives and Agents of Change



0	83%	No Refreshment	7/10
No directors have outperformed the Proxy Peer average TSR	10/12 Directors have served on the board for 5+ years	Board has only grown, adding 3 new directors in the past 5 years[1]	ISS recommended WITHOLD votes on 7/10 directors[2] when last up for election

Name	Age	Board Tenure	Class	Committees	Last ISS Recommendation	Relative TSR	Cumulative Compensation
Bill Foley Vice Chairman	80	9 (+43 FNF/FNFV)	2027		WITHHOLD	(134%)	$186,334,000
Doug Ammerman Independent Chairman	73	2 (+21 FNF/FNFV)	2027	Audit (C)	FOR[2]	(38%)	$212,000
Frank Martire Director	77	9	2027		WITHHOLD	(134%)	$1,631,000
Bill Royan Independent	58	1	2027	Nom/Gov Related Person	N/A	(7%)	-
Hugh Harris Independent	74	9	2026	Comp (C) Nom/Gov	WITHHOLD	(134%)	$1,575,000
Malcolm Holland Independent	65	9	2026	Nom/Gov (C)	FOR	(134%)	$1,482,000
Mark Linehan Independent	63	7	2026	Audit	FOR	(135%)	$1,234,000
Woody Tyler Independent	67	1	2026	Related Person	N/A	(7%)	-
Erika Meinhardt Lead Independent	67	8	2025	Comp	WITHHOLD	(128%)	$1,378,000
Barry Moullet Independent	67	5	2025	Related Person (C)	WITHHOLD	(106%)	$1,157,000
James Stallings Independent	70	8	2025	Nom/Gov Related Person	WITHHOLD	(121%)	$1,843,000
Frank Willey Independent	72	8 (+31 FNF/FNFV)	2025	Audit	WITHHOLD	(134%)	$1,357,000

Time served as a director at predecessor companies FNF/FNFV included. Reflects approximate tenure, rounded up to the nearest whole number.

1   Excludes Directors who served as a Director at predecessor companies FNF/FNFV.

2   Ammerman did not receive a Withhold recommendation as he had been on the Board for less than one year.



Directors Extensive History and Comp at Foley Entities

Incumbents up for election

	Doug Ammerman	Frank Martire	Bill Royan	Hugh Harris	Malcolm Holland	Mark Linehan	Woody Tyler	Erika Meinhardt	Barry Moullet	James Stallings	Frank Willey
CNNE Class	2027	2027	2027	2026	2026	2026	2026	2025	2025	2025	2025
Current or Prior Role in Foley Entity (Non-CNNE)	Current	Current	None	Prior	Prior	Prior	None	Prior	None	Current	Prior
Most Recent Role in Public, Non-Foley Entity	2025	2023	2025	Never	2025	2025	Never	Never	2012	2023	2020
Years spent at Foley Entities, Director or Exec	**42**	**35**	**1**	**19**	**10**	**12**	**1**	**56**	**5**	**23**	**82**
Direct Ownership in a Foley Entity	**BKSE, BKFC**	**CSI**	**None**	**BKSE**	**None**	**None**	**None**	**Minden Mill**	**None**	**None**	**BKSE**
Company Deems Independent?	Y	N[1]	Y	Y	Y	Y	Y	Y	Y	Y	Y
CNNE Director Compensation, All Time	$0.2 MM	$1.6 MM	NA	$1.6 MM	$1.5 MM	$1.2 MM	NA	$1.4 MM	$1.2 MM	$1.8 MM	$1.4 MM
Total Comp From Foley Entities In 2024	$1.8 MM	$0.5 MM	NA	$0.3 MM	$0.3 MM	$0.3 MM	NA	$0.3 MM	$0.4 MM	$0.7 MM	$0.3 MM
Other Foley Entity Directorships, All Time	CKE, REMY, JAX, FTAC/ALIT, DNB, FNF, FG	FIS, JAX, TREB/SST, FTAC/ALIT, CSI	None	LPS/BKI, FTAC/ALIT, AUS, ASZ	FTACII/PSFE	FTACII/PSFE, TREB/SST, AUS, ASZ	None	FTAC/ALIT, FTACII/PSFE, AUS, ASZ	None	FIS, TREB/SST	FNF, CKE, ASZ
Comp From Public Foley Entities, All-time	**$11.7 MM**	**$153 MM[2]**	**NA**	**$28.5 MM**	**$1.7 MM**	**$1.7 MM**	**NA**	**$6.3 MM**	**$1.2 MM**	**$6.6 MM**	**$32.8 MM[3]**
Other Public Directorships, Non-Foley	STN	None	ZETA	None	VBTX	None (resigned from HPP in 9/25)	None	None	None	None	None

In total, eleven Cannae directors have spent ~285 years collectively as directors or executives of Foley-affiliated companies and have been paid an aggregate of ~$244 million

1 Mr. Martire is not independent because he is a Managing Director of, and one of his children is an executive officer of, entities affiliated with, BGPT Catalyst LP (CSI LP), which received a consulting fee of $2.1 million in 2022 in connection with Cannae's investment in CSI.

2 Includes $45 million in SST founder shares at time of SPAC IPO and $104 million from roles as CEO and Executive Chairman of FIS.

3 Includes gain on exercise of FNF options granted in 2000-2003 and exercised in 2004.

















Detailed Connections Between Incumbent Nominees

Erika Meinhardt

FIDELITY NATIONAL FINANCIAL · alight · AUSTERLITZ ACQUISITION CORPORATION I · THE FOLDED FLAG FOUNDATION · Paysafe · MINDEN MILL DISTILLING

- Meinhardt has worked for Foley for <u>**43 years**</u>
- Director on 4/5 Foley SPACs
- All board experience from Foley companies
- Direct ownership in Minden Mill
- **Lead Independent Director?**





Frank Willey







FIDELITY NATIONAL FINANCIAL · CKE RESTAURANTS · VEGAS GOLDEN KNIGHTS · WHITEFISH MOUNTAIN RESORT EST. 1947 · Wilmac III

- Willey has worked for Foley for <u>**~48 years**</u>
- Called himself a Foley <u>**“Disciple”**</u> in 2001
- Direct ownership in Vegas Golden Knights
- Director of Foley’s private ski resort
- **Independent Director?**

James Stallings











FIS · SYSTEM1 · THE FOLDED FLAG FOUNDATION · PS27 VENTURES

- Stallings has been an FIS director for ~13 years, previously alongside Foley and Martire
- Direct ownership in DNB take-private
- CNNE, FNF, FIS sponsor his foundation
- **Nom/Gov and Related Person Transactions?**

Barry Moullet







alight (APPROVED) · SYSTEM1 (APPROVED) · Paysafe (APPROVED) · BLACK KNIGHT (APPROVED)

- Moullet rubber stamped affiliate transactions
- Resigned from Darden Restaurants following investigation of alleged unethical conduct, then was sued for breach of non-solicit
- **Chair of Related Person Transaction committee?**

Source: Company Filings, including registration statements, proxy statements and annual reports, and websites for companies referenced above. Title News Magazine, November/December 2001.

CNNE Directors Often Overlaped at Foley Companies


2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
CKE
Foley
Ammerman
Willey
JAX
Ammerman
Martire
FIS
Foley
Martire
Stallings
Harris[1]
Massey
FNF
Foley
Ammerman
Harris
Meinhardt
Willey
Massey
DNB
Foley
Ammerman
Massey
FTAC/ALIT
Foley
Ammerman
Martire
Harris
Meinhardt

1 Includes time at LPS.

Cannae Significantly Delayed its Annual Meeting



Cannae's 18-month delay pushes up against the outer permissible limits under Nevada law

18 Months

12 Months

Cannae 2024 Annual Meeting

Expected Cannae 2025 Annual Meeting

Cannae 2025 Annual Meeting

Carronade in active settlement discussions

Delaware 13-month max

| Jun | Jul | Aug | Sep | Oct | Nov | Dec | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec |

2024   2025

June 23, 2025: "Carronade urges Cannae to immediately set and announce the date of its 2025 Annual Meeting, which was last held over a year ago on June 19, 2024. Cannae's failure to schedule its 2025 Annual Meeting in the midst of a contested election and in a manner consistent with its past annual meetings raises serious doubts about the Board's supposed 'significant advancements in governance' … **We believe Cannae's delay in holding its 2025 Annual Meeting is a deliberate attempt to manipulate the corporate machinery** and a consequence of this Board's decision to reincorporate from Delaware to Nevada" - Carronade

August 11, 2025: "The Board has repeatedly failed to address key governance and strategic issues, instead opting to take **steps to further entrench itself and disenfranchise shareholders as evidenced by generous compensation packages for management and the Board and delaying the 2025 Annual Meeting of Shareholders** … When will Cannae hold its 2025 Annual Meeting of Shareholders? How does the Board justify further delay given it's been nearly 14 months since its last Annual Meeting without any indication of intent to hold the meeting anytime in the near future?" - Carronade

August 11, 2025: "We believe it is very important for our shareholders to have full information ahead of the shareholder meeting. And so once D&B does close, we will announce the specific date of the meeting, but it will be later this fall." - Caswell

August 26, 2025: DNB sale closes and Cannae schedules Annual Meeting for 12/12/2025.

Source: Company Filings; Carronade press releases; applicable state statutes.

39

Affiliated Transactions are Rife Among Foley Entities



Mr. Foley's entities have a long and significant history of engaging in affiliate-related transactions where risk of conflicts of interest are high, and Mr. Foley always appears to win

FNF provided CNNE a $100mm revolving loan so CNNE could repurchase its own stock held by FNF

CNNE funded DNB buyout and SPACs (ALIT, PSFE, SST) generating millions in fees for Foley

Foley controls BKFC where CNNE was recently cut back from pro rata on a capital call

CNNE was allowed to invest in BKFC but not BKSE

CNNE bought its HQ from FNF then sold it back to FNF in 2025 and re-leased the same space

Foley and Martire co-sponsored Trebia SPAC

FNF spun out JAX, later tried to merge it with 99 and add Foley to the Board, but voted down by shareholders

FNF spun out FIS which then spun out LPS, then FNF reacquired LPS and rebranded as BKI

CNNE invested in Martire's take private of CSI with Centerbridge

Foley wines make up half of offerings on 99 and O'Charley's restaurants menus

'Kick back' of 15% to MVB of management fees paid by F&G to Blackstone while Foley was Chair

BKI invested in DNB buyout then bought CNNE's Optimal Blue stake for cash and shares of DNB

DNB paid MVB Management (co-controlled by Foley) $29mm in connection with take-private

Foley wines owns the GP and manages operations of Minden Mill

FNF and DNB entered services agreements with Trasimene

In 2024, FNF paid $3mm to Foley's wine, hospitality, sports and personal investment businesses

Source: Company Filings, including registration statements, proxy statements and annual reports, and websites for companies referenced above.



Key Executives Work Across Foley Entities

Concurrently serving as an executive officer of two unrelated public companies is highly unusual and a red flag for conflicts, in our view – Reality: Cannae Board does not respect corporate separateness

Bryan D. Coy has served as our Chief Financial Officer since July 2020. From July 2020 through January 2023, Mr. Coy served as a Managing Director of the Manager. Mr. Coy previously served as Chief Financial Officer of AUS and ASZ from January 2021 through December 2022, of FTAC from July 2020 through July 2021, and of FTAC II from July 2020 through March 2021. Mr. Coy served as Chief Financial Officer of BKSE (the Vegas Golden Knights of the National Hockey League), from October 2017 to April 2021, and as Chief Financial Officer of Foley Family Wines from October 2017 until April 2019. Prior to that, Mr. Coy served in senior finance and accounting roles at Interblock Gaming, Aruze Gaming America, Fontainebleau Resorts, Shuffle Master and Sunterra Resorts.

Peter T. Sadowski has served as Executive Vice President, Chief Legal Officer of Cannae since April 2017. Mr. Sadowski has also served as Executive Vice President and Chief Legal Officer of FNF since 2008 and served as Executive Vice President and General Counsel of FNF from 1999 until 2008. Mr. Sadowski is a Trustee of the Folded Flag Foundation, the Vegas Golden Knights Foundation and the Vegas Silver Knights Foundation.

Michael L. Gravelle. Mr. Gravelle has served as the Executive Vice President, General Counsel and Corporate Secretary of Cannae since April 2017. He has served as Executive Vice President and General Counsel of FNF since January 2010 and as Corporate Secretary of FNF since April 2008. Mr. Gravelle joined FNF in 2003, serving as a Senior Vice President. Mr. Gravelle joined a subsidiary of FNF in 1993. Mr. Gravelle has served as Executive Vice President, General Counsel and Corporate Secretary of F&G since May 2024 and General Counsel and Corporate Secretary of Jena Acquisition Corporation II since March 2025. Mr. Gravelle previously served as Executive Vice President and General Counsel of Black Knight, Inc. (*Black Knight*) and its predecessors from January 2014 until December 2023, where he also served as Corporate Secretary from January 2014 until May 2018. He previously served as General Counsel and Corporate Secretary of AUS and ASZ from January 2021 through December 2022, of FTAC II from July 2020 through March 2021 and of FTAC from March 2020 to July 2021.

3 year average annual compensation

CNNE = $700,000
FNF = $3,376,000

CNNE = $950,000
FNF = $3,125,000

Mr. Gravelle is also the GC of Jena Acquisition Corp II, Mr. Foley's 6th SPAC

Cannae's key legal personnel apparently use the FNF email server for sensitive Cannae communications

From: Caswell, Ryan <[redacted]@cannaeholdings.com>
Sent: Monday, April 7, 2025 8:26 PM
To: Win Rollins [redacted]@carronade.com>
Cc: F, WP [redacted]@cannaeholdings.com>; Gravelle, Michael <[redacted]@fnf.com>; Dan Gropper [redacted]@carronade.com>; Andy Taylor [redacted]@carronade.com>; 'Zaba, Derek[redacted]@sidley.com>; Sadowski, Peter <[redacted]@fnf.com>
Subject: RE: Carronade Proposal - Confidential Settlement Discussions Subject to FRE 408

Source: Company Filings.

Foley Outside Business Activities



"We believe that Mr. Foley is able to fulfill his roles and devote sufficient time and attention to his duties as our Vice Chairman and as a director and/or officer of other companies" – CNNE Proxy Materials







































































































JENA ACQUISITION CORPORATION II
alight
dun & bradstreet
FIDELITY NATIONAL FINANCIAL
F&G ANNUITIES & LIFE
VEGAS GOLDEN KNIGHTS
glacier RESTAURANT Group
FOLEY ENTERTAINMENT GROUP
MINDEN MILL DISTILLING
FOLEY FAMILY WINES & SPIRITS
WHITEFISH MOUNTAIN RESORT
WHAREKAUHAU PALLISER BAY
FOLEY WINES
MAX & ERMA'S
ROCK CREEK CATTLE COMPANY
Silverado VINEYARDS
BLACK WALNUT INN & VINEYARD
MACKENZIE RIVER PIZZA·GRILL·PUB
CHALONE VINEYARD
MERUS
GOODNIGHT'S PRIME STEAK + SPIRITS HEALDSBURG, CALIFORNIA
CRAGGY RANGE SPORTS BAR & GRILL
FARMHOUSE INN
Foley
HÔTEL Les Mars
Auckland FC
FIRESTONE VINEYARD
foley johnson
Acrobat OREGON WINES
VAVASOUR AWATERE VALLEY
LUCIEN ALBRECHT
Four Graces
CITY NATIONAL ARENA
mt. difficulty
LINCOURT
MAMBO mountain italian
BANSHEE
FOLEY SONOMA
CHALK HILL
Lee's Family Forum
THRILL
FERRARI-CARANO Vineyards and Winery
CLIFFORD BAY NEW ZEALAND WINE
ROTH ESTATE
T Mobile ARENA
THE FOLEY COLLECTION
XXVII North
HOTEL CALIFORNIAN
MacARTHUR PLACE SONOMA
CHATEAU ST JEAN
LANCASTER Estate
NIETO SENETINER DESDE 1888
SEBASTIANI VINEYARDS & WINERY
GROVE MILL
AMERICA FIRST CENTER IN HENDERSON
DASHWOOD
THE FOLDED FLAG FOUNDATION

Despite these time commitments, the Board brought Mr. Foley back as CEO for 15 months during which time he generated a -30% relative TSR and was paid tens of millions of dollars

Source: Company Filings, including registration statements, proxy statements and annual reports, and websites for companies referenced above.

Foley and Caswell Have Never Bought a Share



Insiders own ~7 million shares or 14%[1], but actual open market purchases only account for 0.6%

Company's claims:

OUR NAMED EXECUTIVE OFFICERS HAVE SIGNIFICANT OWNERSHIP STAKES

Our named executive officers and our Board maintain significant long-term investments in our company. Collectively, as reported in the table "Security Ownership of Management and Directors," they beneficially own an aggregate of 6,980,232 shares of our common stock, which in total is equal to 14.0% of our outstanding shares as of October 30, 2025, entitled to vote. The fact that our executives and directors hold such a large investment in our shares is part of our company culture and our director compensation philosophy. Management's sizeable investment in our shares aligns their economic interests directly with the interests of our shareholders, and their wealth will rise and fall as our share price rises and falls. This promotes teamwork among our management team and strengthens the team's focus on achieving long-term results and increasing shareholder return.

	Shares Owned (% Ownership)	Open Market Purchases (% Ownership)
Bill Foley	4,826,713 (9.7%)	0 (0%)
Ryan Caswell	616,846 (1.2%)	0 (0%)
Bryan Coy	93,582 (0.2%)	3,000 (0%)
Peter Sadowski	141,256 (0.3%)	0 (0%)
Michael Gravelle	165,094 (0.3%)	9,697 (0%)
All Other Directors	1,136,741 (2.3%)	276,766 (0.6%)
Total	**6,980,232 (14%)**	**289,463 (0.6%)**

Current management have bought ~13,000 shares in the open market ever, and no Insider (management or Board) has bought a share since 2022

Despite Mr. Foley's long history of investing in companies, he has never purchased a single share of Cannae despite the hundreds of millions of dollars he was paid

Source: Bloomberg and Company Filings as of 10/31/2025.
1   Based on 49,965,406 shares outstanding, as of October 30, 2025, as disclosed in the Company's 2025 proxy statement.

43

Cannae's Time Vesting Requirements are a Charade



Cannae only utilizes time-based vesting for equity awards with no performance criteria

Company's claims:

> • **Sound Program Design.** We designed our compensation programs to fit with our company, our strategy and our culture. In light of our business model, and the unpredictable and often extended periods over which we hold our businesses, traditional annual cash incentives tied to financial performance metrics and performance-based vesting provisions in equity incentive awards with fixed, one to three-year performance periods would generally not provide the incentives needed to achieve our business objectives and maximize returns to our shareholders. We aim to deliver a sound compensation program, reflecting our business model and goal of achieving superior financial performance and maximizing the value of our businesses.
>
> Furthermore, the Compensation Committee determined that a grant of restricted stock units with a multi-year time-based service requirement was important to incentivize the retention of Mr. Foley considering the transition of our former Chief Executive Officer, Mr. Massey. The Compensation Committee considered whether to include performance vesting conditions in the 2024 Award, however, as a holding company with a focus on the strength of our balance sheet and the individual operations of our various consolidated and unconsolidated businesses, it determined there were no clear metrics that align with the unique structure of the Company.

In reality:

- Not including performance-based conditions effectively means that **as long as management hold their positions, they get compensated** with cheap equity and dilute real-money shareholders

- **Relative TSR and absolute TSR performance are industry standard performance metrics that are uniquely well suited to Cannae's holding company structure**, but would reflect poorly on management's ability to create shareholder value

- Despite the Company's claim that it needed to grant Mr. Foley time-based restricted shares that vested over three years to "incentivize [his] retention", in fact, it appears to have been well known that his role as CEO would only last approximately one year and he was able to **accelerate the entire award just 15 months after grant by transitioning to Vice Chairman**

- Mr. Foley and Mr. Caswell could **vote unvested shares from the grant date** due to being held in a unique trust structure

Source: Bloomberg and Company Filings as of 11/5/2025.



Foley and Cannae Directors History of Legal Challenges

We believe Cannae directors exhibit a pattern of testing the limits of fiduciary duty

New England Teamsters Pension vs **Foley, Ammerman, Cannae Holdings**, et al.
State, Delaware Court of Chancery, Civil, **Breach of Fiduciary Duty (DNB)**
Filed Oct '25; Ongoing

Patrick Ayers v. **Foley, Ammerman,** et al.
State, Delaware Court of Chancery, Civil, **Unjust Enrichment (FNF)**
Filed Jun '25; Ongoing

Farzad vs **Trasimene Capital Mgmt, Foley, Meinhardt, Holland, Linehan**, et al.
State, Delaware Court of Chancery, Civil, **Breach of Fiduciary Duty**
Filed Feb '23; Ongoing

Young as Trustee vs Rock Creek Idaho, **Foley, Coy**, et al.
Federal, District of Idaho, Civil, **Securities Fraud**
Filed Nov '22; Ongoing

In Re Paysafe Limited F/K/A Foley Trasimene Acquisition Corp. II
State, Delaware Court of Chancery, Civil, **Breach of Fiduciary Duty**
Filed Dec '23; Settled 2024

Oklahoma Firefighters Pension vs **Foley, Ammerman, Meinhardt, Willey, Stallings**, et al.
State, Delaware Court of Chancery, Civil, **Self Dealing / Conflict of Interest**
Filed Sep '20; Settled 2023

Miami Employees Retirement Trust vs **Foley, Ammerman,** et al.
State, Delaware Court of Chancery, Civil, **Self Dealing / Conflict of Interest**
Filed Aug '20; Settled 2022

Jeffrey Coury v. **Foley,** et al.
State, Superior Court of California, Sonoma Cty, Civil, **Employment Dispute**
Filed Jan '12; Judgment issued 2013

JB Capital Partners LP v. **Foley, Ammerman, Willey** Remy International Inc et al.
State, Delaware Court of Chancery, Civil, **Self Dealing / Conflict of Interest**
Filed Nov '10; Settled 2011

Michael Dillinger v. Florida Rock Industries Inc. et al.
State, Circuit Court Duval Cty FL, Civil, **Breach of Fiduciary Duty**
Filed Mar '07; Settled 2008

Grace & Digital Information Technology Co., Ltd. v. Fidelity National Financial, Inc. et. al.
Federal, Middle District of FL, Civil, **RICO - Bribery**
Filed Mar '06; Settled

Giant Group Ltd. v. **Foley, Ammerman, Willey, FNF** et al.
Federal, Central District of CA, Civil, **Violation of Exchange Act**
Filed Dec '95; Settled 1996

Source: Online court databases for jurisdictions referenced above.



Shareholder Suit Contributed to Redomestication

After settling a shareholder lawsuit in June 2023 accusing Cannae directors of enriching themselves at the expense of shareholders, the Company proposed a vote to redomesticate to Nevada in June 2024

In September 2020, Oklahoma Firefighters Pension & Retirement System, a Cannae shareholder, filed a lawsuit against Cannae's directors and officers accusing Foley of enriching himself and management at the expense of shareholders, alleging:

Foley used his "loyalists" on Cannae's board to carry out the scheme

The pension fund said Cannae's board was stacked with individuals closely tied to Foley who had worked for his companies and invested in his enterprises. They included: **Erika Meinhardt**, who worked for Foley's Fidelity National Financial between 2000 and 2024; **James B Stallings**, who has earned over $3 million from working on boards at Foley affiliated entities between 2013 and 2019; and **Frank Willey**, who has worked for Foley since 1976 when Foley hired Willey to join his Arizona law firm Foley Clark & Nye and has earned $4.8 million working as a board director for Foley's companies.

Cannae took advantage of tax changes to incentive payment caps

After the U.S. government scrapped a rule that allowed companies to treat certain incentive payments to executives and directors as tax deductible in 2017, Cannae's board behaved oddly, the fund said. Instead of scrapping the incentive payments, Foley's "loyalists" on the Cannae board allowed him to earn $53 million in **"unnecessary and unfair" incentive payments** in 2018 – more than double what he earned from incentive payments in 2017 – and creating negative tax consequences for the Company.

Allegations of the reason for the externalization of the management function in September 2019

When shareholders voiced disapproval of Foley's compensation in June 2019, Foley convinced the Board to funnel money to him another way; this time through an entity he controlled, Trasimene Capital Management, for external management services, according to court documents. Under the arrangement, Cannae paid 1.5 percent of its invested capital and 20 percent of its investment gains to Trasimene. The fund complained that the board did nothing to examine or question the arrangement. **"The Board and Compensation Committee did not even attempt to negotiate a single term"** of the Trasimene Management proposal, the fund said.

We believe Cannae ran from Delaware to Nevada on the back of a $6 million settlement to get away from "vagaries of judicial interpretation in the Delaware courts"

Source: Court and Company Filings.



Redomestication and Fiduciary Duty

Cannae redomesticated from Delaware to Nevada in June 2024 in a controversial move despite ISS opposition and narrow shareholder support



"ISS therefore recommended that shareholders vote AGAINST the reincorporation proposal at CNNE's 2024 Annual Meeting, stating that "the potential financial benefits resulting from the reincorporation are not considered to outweigh the potential negative effects to shareholder rights."

	Nevada Standard	Key Differences from Delaware
Duty of Care	Act on an informed basis, in good faith, and with a view to the corporation's interests	**Liability only for intentional or knowing misconduct, not for gross negligence**
Duty of Loyalty	Avoid self-dealing or personal benefit at the expense of the corporation	Still recognized, but **often limited by statutory exculpation unless there is also "intentional misconduct, fraud, or knowing violation of law."**
Duty of Good Faith	Act honestly and in the corporation's best interest	Treated as part of duty of loyalty; **breach must meet the "intentional misconduct" or "Fraud" threshold**

Cannae's Defense and Rationale from 2024 Proxy Materials

- **Financial Benefits and Cost Savings**: We anticipate tax savings of close to $250,000…Potential cost savings in director and officer (D&O) insurance premiums from reduced litigation and litigation costs…in recent years there has been an increased risk of opportunistic litigation for Delaware public companies
- **More Predictability and Certainty in Decision Making**: Nevada courts follow a more statute-based approach to director and officer duties that is less dependent on the vagaries of judicial interpretation in the Delaware courts
- **Reduces Risk of Opportunistic Litigation**: The increasing frequency and cost of claims directed towards directors and officers has greatly expanded the risk facing directors and officers of public companies in exercising their duties
- **Significant Company Operations**: Substantially all of the operations of our holding company are in Las Vegas, the location of our corporate headquarters.

Source: Company Filings; applicable state statutes; ISS 2024 Proxy Analysis & Benchmark Policy Voting Recommendations on CNNE.

Nevada is a Poor Governance Playground


Nevada

Nevada generally provides directors with more discretion than Delaware in making corporate decisions, including decisions made in takeover situations. There is no Caremark duty of oversight under Nevada law. Conflict of interest transactions with insiders are not assessed with an "inherent" or entire fairness standard as is the case in Delaware. There is no Revlon standard requiring the Board to maximize price/value in the event of a merger.

Under Nevada law, **Cannae shareholders are generally subject to a more restrictive freeze-out provision** with respect to business combinations.

Unlike Delaware, Nevada law generally **allows the board to increase or decrease the number of authorized shares** of a class or series of the corporation's shares and effect a forward or reverse split of the same class or series of the corporation's shares (including to change the par value thereof) without a vote of the stockholders, if certain factors are met, unless the corporation's articles provide otherwise (which is not the case for CNNE).

If Cannae were truly committed to best-in-class governance practices, it could have proposed a number of improvements in connection with its 2024 reincorporation, **including declassifying the Board, permitting shareholders to call special meetings, and adopting a majority vote standard for uncontested director elections**.

It is therefore not surprising that **Cannae only committed to declassifying the Board this year following pressure from Carronade** and rather than propose an accelerated declassification, is proposing a delayed, phased-in declassification. And at the very least, Cannae should have provided for an accelerated declassification at this year's Annual Meeting.

It is unsurprising that Foley and his Board prefer Nevada's more director-protective regime. Nevada recognizes traditional duties of care, loyalty, and good faith, yet narrowly limits officer and director liability and grants broad statutory business-judgment protections.

Foley's FNF also redomesticated to Nevada in '25 after a failed approval by shareholders in '24. This pattern of governance failures associated with Foley is deeply concerning.

Source: Cannae and FNF 2024 and 2025 proxy statements, applicable state statutes.

What Does Good Governance Look Like?



Cannae's actions are antithetical to the corporate governance principles set out by its largest shareholders

Governance Principles	
Independence "Having any other interest, business, or relationship (professional or personal) which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the company and its shareholders" "High affiliated representation on the board may outweigh independent voices and serve to entrench insider leadership"	☒ Cannae maintains that 10 of its 12 directors are independent pursuant to NYSE listing standards, but on further review, **over half of the directors have long standing and deep connections to one another** having been employees together, overlapping directors at other public companies and/or making personal investments in Foley businesses.
Board Oversight "Where it appears that a director has acted (at the company or at other companies) in a manner that compromises their ability to represent the best long-term economic interests of shareholders" "A pattern of failing to consider shareholder concerns regarding significant matters (e.g., unilateral decisions to impair shareholder rights) may indicate that a board is entrenched"	☒ We believe the Board allowed Cannae to commit to over $1 billion of shareholder capital to make sure that Foley's externally sponsored SPACs were able to consummate their mergers which have resulted in a mark to market loss of over $900 million. Furthermore, there is a substantial history of numerous lawsuits against current Cannae Directors alleging unjust enrichment through structuring of fees, incentive payments and economics that were detrimental to Cannae shareholders.
Vesting "We may oppose plans that provide for the acceleration of vesting of equity awards even in situations where an actual change of control may not occur"	☒ The Compensation and the Related Person Transaction Committee deemed it appropriate to grant Mr. Foley accelerated vesting if a single Director was elected without his consent and granted accelerated vesting to incumbent Directors if not re-elected by shareholders.
Board Accessibility "Restricting access to independent board members through policy or practice may prevent the board from receiving comprehensive feedback from shareholders to consider incorporating into corporate practices"	☒ Despite multiple attempts to engage with the Board broadly and in-person, Cannae limited engagement to one call with then CEO and Chairman, Mr. Foley, and all other communications were directed through then President, Mr. Caswell.

Source: BlackRock and Vanguard proxy voting guidelines for 2025.



Independent Voices on Shareholder Misalignment

THE WALL STREET JOURNAL.

"**Several board members are current or former executives or directors at Foley's separate entertainment holding company** or Fidelity National Financial." – 3/20/25



LAS VEGAS REVIEW-JOURNAL

"All told, **Foley has extensive and at times overlapping business interest**. Cannae's portfolio includes a sizable stake in a Foley-led group that owns professional soccer teams overseas. Florida-based Fidelity National, a real estate transaction-services giant with a big presence in Las Vegas, has disclosed paying hefty sums to Foley's other ventures, including more than $1.3 million one year to the Golden Knights, primarily for tickets. Cannae also sold its corporate headquarters, off Town Center Drive and Summerlin Parkway, to Fidelity National for $12.2 million in March and leased back a portion of the building for around $10,000 per month. A separate subsidiary of Fidelity National previously owned the building and sold it years ago to Cannae" – 5/16/25

FT FINANCIAL TIMES

"Cannae trades at a roughly 33 per cent discount to its net asset value, according to its own recent investor presentation. Its shares have fallen nearly 50 per cent over the past five years while the broader stock market has soared…Cannae last year reincorporated in Nevada, joining the wave of companies that have moved away from the shareholder-friendly state of Delaware alongside Elon Musk's X and Neuralink. Cannae cited the cost of fighting shareholder lawsuits in Delaware as a reason for relocating. **It has not held an annual shareholder meeting in 18 months**." – 10/28/25

The Deal

"Who would take such a step to ensure [a dissident's] defeat? It goes against the notion of shareholder democracy. Shareholders should be able to elect any director they want, and for the CEO and board to profit by their election is odd."…Elson said. "They are proving the point the activist is making, that **they can't be trusted to protect shareholder value**, when acting in such a manner."…"Why would a company not want to let shareholders simply decide which directors are best?" the adviser said. "**Making shareholders pay a tax for electing the directors they want is extreme governance**." – 4/10/25

Charles Elson is the Founding Director of the Weinberg Center for Corporate Governance at the University of Delaware

Mergermarket

"Cannae Holdings shareholders would like the company to distribute more cash from asset sales to investors as part of its efforts to return capital, in support of Carronade Capital's current campaign…One of the shareholders noted that **a concern among investors is around re-investment risk and that Cannae has lost the mandate to manage shareholder capital in the way it has historically**…Shareholders said that Cannae' capital return efforts need to be broader than just buybacks. They need to include a combination of buybacks, dividends, and direct distribution of shares to close the valuation gap in its shares and be bold enough to attract the attention of new investors." – 4/8/25

13D Monitor

Nine out of ten directors currently hold or previously held positions at other Foley-affiliated entities, and all nine have been on the Board for at least five years. To make matters worse, in the midst of settlement discussions with Carronade, **the Board decided to accelerate equity vesting** for directors who are not re-elected by shareholders and to require the repurchase of half of CEO and Chairman Bill Foley's shares at a significant premium to market prices." – 3/21/25



Concerning Compensation Practices Disadvantage Shareholders

Cannae Appears to Be Foley's Personal Fee Machine



ALIT and DNB as examples to understand the economics to Foley facilitated by Cannae's investments

Alight

Dun & Bradstreet

④
- ~$11 million fee to entities affiliated with Foley[1]
- $0.4 million for serving as Co-Manager on refinancing of credit agreement

③
- ~14 million founder shares
- ~15 million private warrants

TRASIMENE CAPITAL MANAGEMENT

③
- Class B and Class C Profits Interest worth $55 million

④
- $29 million transaction services fee paid to MVB Management
- Advisory Services Agreement
- $30 million fee for waiving anti-dilution

alight

①
- Share grants
- Cash compensation

②
- Management Fee
- Incentive Fee

dun & bradstreet

CANNAE HOLDINGS, INC.

- $400 million PIPE + Forward Purchase Agreement

- $506 million common in 2019 take private
- $200 million in 2020 IPO private placement
- ~$400 million from 2022 sale of Optimal Blue

Source: Company Filings. Note: the Foley entity involved in the DNB take private was Bilcar LLC, not Trasimene Capital Management.
1    $17.1 million paid to "entities affiliated with Foley and Cannae" less $6.3 million fee paid to Cannae in connection with PIPE.



SPACs: Founders vs Cannae Shareholders

Foley appears to have leveraged over $1.2 billion of CNNE shareholder capital to complete three of his five SPACs (FTAC, Trebia, FTAC II), creating over $500 million of potential value for himself and affiliates outside of the CNNE system

SPAC	Background	CNNE Investment	Foley Value Creation[1]	CNNE Value Destroyed[2]
Paysafe: "FTAC II" SPAC Value: $9bn Current TEV: $3bn	• Announced 12/7/20, Closed 3/30/21 • Digital wallet provider and payment processing for entertainment sector • In 2017, CVC Capital Partners and Blackstone acquired in a take-private for $4 billion • FTAC II sponsor owners included CNNE at 15%	+ $350mm PIPE + $150mm forward purchase agreement + $5mm FTAC Sponsor investment + $46mm open market purchases 2021-2024 = **$550 million** Note: FNF also invested $500mm in the PIPE while Foley was Chairman	+ 24.4mm founder shares = **+$329 million**	+ $27mm 2022 sale + $19mm 2023 sale + $16mm 2024 sale + $28mm current GAV - $550mm investment = **-$461 million**
alight "FTAC" SPAC Value: $7.3bn Current TEV: $3.3bn	• Announced 1/25/21, Closed 7/2/21 • Human resources SASS provider including benefits, healthcare, financial, and payroll • Acquired by Blackstone in 2017 for $4.8 billion, failed IPO in 2019 • FTAC sponsor owners included CNNE and **TH Lee Partners**, each at 20% economic interest	+ $250mm PIPE + $150mm forward purchase agreement + $52mm open market purchase in 2021 + $5mm FTAC Sponsor investment = **$457 million**	+ 13.9mm founder shares + 3.9mm founder warrant net shares = **+$175 million**	+ $10mm Q3 21 sale + $89mm Q4 24 sale + $117mm current GAV - $457mm investment = **-$241 million**
SYSTEM1 "Trebia" SPAC Value: $1.4bn Current TEV: $0.3bn	• Announced 6/28/21, Closed 1/27/22 • Tech based omnichannel customer acquisition platform for advertisers • Sold by founder consortium • Trebia sponsor owners included CNNE at 15% and **Bridgeport Partners (owned by board member Frank Martire)** at 42.5%	+ $250mm backstop agreement for redemptions (upsized from $200mm) = **$248 million**	+ 3.7mm founder shares + 0.6mm Class D shares + 2.3mm founder warrant net shares = **+$71 million**	+ $23mm 2022 sale + $15mm current GAV - $248mm investment = **-$210 million**
Totals:		**$1.26 Billion**	**+$575 Million**	**-$912 Million**

Source: Company 10-Ks, Proxy Statements and SPAC Investor Presentations. Might not tie to page 28 due to being sourced from audited financials as opposed to proxy and SOTP disclosure.

1 Assumes net shareholdings as of de-SPAC plus subsequent exercised derivatives applied to T+1 share price as of merger completion or exercise of derivative. Excludes holdings indirectly attributable to Cannae, THL FTAC LLC (TH Lee Partners) and BGPT Trebia, LP (Bridgeport Partners).

2 As of 10/31/2025.



CNNE's financials make it difficult to ascertain how much management is taking out of the business, but at over $650 million since inception, management is grossly overpaid relative to TSR performance

Cumulative Management Compensation Since Spin ($ million)

```
                                                                        669.3
                                                              574.3      ████
                                                    510.4      ████      ████
                                          458.9      ████      ████      ████
                                350.8      ████      ████      ████      ████
                      240.7      ████      ████      ████      ████      ████
            131.6      ████      ████      ████      ████      ████      ████
  102.9     ████      ████      ████      ████      ████      ████      ████
  ████      ████      ████      ████      ████      ████      ████      ████
  2018      2019      2020      2021      2022      2023      2024    2025 Ann
```

■ ISIP ■ MIP ■ Mgmt Fee ■ SBC ■ Cash

Source: Company Filings.

Note: Cash Compensation based on Salary and Bonus amounts disclosed for NEOs in proxy materials. 2025 does not annualize MSA or Foley termination payments. ISIP and MIP compensation programs are detailed on page 59.

Pay for "Performance"?



Poor performance would not be tolerated in the broader investment management industry

Pay for Performance[1]



CNNE 'Management Fee' Progression – % of YE AUM[2]



Despite material underperformance, Cannae management has been compensated over $650 million since 2017 despite an annualized TSR of 0.1%

1   Source: Bloomberg, Preqin, Carronade analysis of 3,216 Open Ended and Closed Ended Funds as of 10/31/2025.
2   Cannae "management fees" include actual management fee paid to Trasimene plus Stock Based and Cash Compensation paid to Cannae Named Executive Officers from Proxy statements. Excludes ISIP, MIP, Foley transition bonus and acceleration of MSA termination fee. 2025 is annualized for Q1+Q2.



Foley and the Board Provide Handouts for Directors

Directors are given compensation opportunities that are unavailable and adverse to shareholders

Foley SPACs

Director	SPAC	Founder + 'Alignment' Shares	Value At $10 per Share
Doug Ammerman	FTAC I (Alight)	25,000	$250,000
Frank Martire	Trebia (System1)	4,550,156	$45,550,156
	FTAC I (Alight)	25,000	$250,000
Hugh Harris	FTAC I (Alight)	25,000	$250,000
	Austerlitz I	50,000	$500,000
	Austerlitz II	50,000	$500,000
Malcolm Holland	FTAC II (Paysafe)	25,000	$250,000
Mark Linehan	FTAC II (Paysafe)	25,000	$250,000
	Trebia (System1)	25,000	$250,000
	Austerlitz I	50,000	$500,000
	Austerlitz II	50,000	$500,000
Erika Meinhardt	FTAC II (Paysafe)	25,000	$250,000
	Austerlitz I	50,000	$500,000
	Austerlitz II	50,000	$500,000
James Stallings	Trebia (System1)	25,000	$250,000
Frank Willey	Austerlitz II	50,000	$500,000
Total			**$51,050,156**

Accelerated Vesting if not Re-elected

On March 14, 2025, the Compensation Committee and Related Person Transaction Committee approved a change to the terms of the restricted stock awards granted to each of our non-employee directors which provides that the outstanding and unvested restricted stock awards will become immediately vested if any director is not reelected by a vote of the Company's shareholders. As of October 15, 2025, the value of the unvested restricted stock awards for each of Ms. Meinhardt and Messrs. Moullet, Stallings and Willey is approximately $145,000.

- The Company does not disclose outstanding and unvested restricted stock awards by director, so assuming the same $145,000 applies to all 11 non-exec directors (excluding Foley whose are already vested), our calculations indicate the total value would be **$1,595,000**

Source: Company Filings.

Note: Austerlitz I and II were terminated as a result of the settlement of a shareholder legal challenge detailed on page 46.

Employment Agreements Approved by Complicit Board



Off market employment contracts demonstrate the <u>Compensation Committee's deference and severe lack of independence</u>

<u>February 26, 2024</u>: **Bill Foley 2024 Employment Agreement**

(f) <u>Good Reason</u>. For purposes of this Agreement, a termination for "Good Reason" means a termination by the Employee during the Employment Term based upon the occurrence (without the Employee's express written consent) of any of the following:

    (vi) election of a new director to the Company's Board who Employee (as a director of the Board) did not consent to or vote for;

<u>March, 17, 2025</u>: **Bill Foley 2025 Amended and Restated Employment Agreement**

(a) <u>Termination by the Company for a Reason Other than Cause, Death or, Disability or Termination by the Employee for Good Reason</u>. If the Employee's employment is terminated by: (1) the Company for any reason other than Cause, Death or Disability; or (2) the Employee for Good Reason:

    v. in the event Employee terminates his employment with the Company for Good Reason under any provision of Section 8(a)(f), the Company shall purchase 50% of Employee's then owned Company shares for a price equal to $19.50 per share or 20% greater than the Company's closing stock price on Employee's Date of Termination, whichever is greater, with closing to occur on the Date of Termination.

> **CNNE stock was $16.59**

<u>May 12, 2025</u>: **Bill Foley 2025 Director Services Agreement**

> **Off-market for a non-exec director**

(c) For security reasons, travel on private jet aircraft as determined by Foley for business and personal purposes, which the Company will pay 100% for business travel and 50% for personal travel, and

a. Beginning in January 2026, and upon written notice (the "Notice Date") by Foley designating a closing date, which shall be at least thirty days after the Notice Date, the Company shall purchase from Foley, and Foley agrees to sell, assign and transfer to the Company, all right, title and interest in and to fifty percent (50%) of the shares of Common Stock of the Company (the "Common Stock") owned by Foley at the greater price per Common Stock of $19.50 per share, or 20% greater than the Company's closing stock price on the Designation Date.

> **<u>Two months</u> after the amended employment agreement, Mr. Foley's severance payouts were triggered by virtue of transitioning from Chairman and CEO to Vice Chairman**



Cannae Externalized, then Re-Internalized Management

Cannae initially had an internal management structure, but in 2019 Cannae entered into an external MSA with Trasimene to "create shareholder value" and "provide meaningful protection"

2023 Proxy Materials

The externally managed structure unlocks many benefits for Cannae including increasing our competitive positioning relative to our peers, incentivizing our existing management team, enhancing our ability to recruit new managers as we grow the Company and work to deliver value to our shareholders, and improved tax efficiency for both Cannae and its managers. The Externalization also better aligns our incentive compensation structure with creating shareholder value and provides meaningful shareholder protection, as compared to the Company's current incentive plan, by requiring attainment of both a high-water mark and an 8% IRR hurdle rate threshold in order for an incentive fee to be earned.

In 2024, Cannae agreed to pay Foley-controlled Trasimene ~$43 million to terminate the MSA, once all the successful investments had been harvested and the Performance Fees stopped

2025 Proxy Materials

✓ **Transitioned from external management structure** in 2024 and terminated the structure entirely in 2025 to better align incentives with shareholders and reduce operating cost and complexity.

Trasimene was paid over $300 million in fees by Cannae, and apparently only agreed to terminate the external structure in 2024 after settling a shareholder lawsuit accusing the Board of unjust enrichment in 2023

It is clear to us that both management's and the Board's understanding of "aligning incentives" with what creates shareholder value is misguided at best, and self-serving at worst

Source: Bloomberg and Company Filings as of 10/31/2025.

Comp Structure Driven by Economics, not "Alignment"



We believe the real reason for management structure gymnastics are to extract more value for Management

History of Management Compensation Programs for FNFV+CNNE Investments ($ million)

FNFV and ISIP Created → CNNE Split Off → MSA with Trasimene → MSA Terminated

We believe when management saw potential for an investment's success, they adjusted compensation plans to be on a <u>deal-by-deal basis to maximize value for themselves</u>, then pivoted back to corporate-level incentives once SPACs destroyed value

FNF LTIP 2012-2014	FNFV ISIP 2014-2017	CNNE + DAY ISIP 2017-2019	MSA + DAY ISIP 2019-2024[1]	CNNE Today 2024+

- **Corvex engagement results in tracking stock**
- **Why was ISIP continued only for DAY?**
- **SPACs launched**
- **Limited gains left in portfolio**

$442

$65

$122

$77 $33

$21

$80 $-

■ Deal Specific/External
■ Corporate Incentive

- A **cash-settled** incentive that accrued expense **based on changes in appraised/fair value** in 'non-title operations'
- Ceridian/Dayforce, Digital Insurance/OneDigital, Cascade Timberlands, and other equity holdings

- Cash-based plan **pay out on liquidity/monetization events**
- 10% of excess value above "base value"
- 25% holdback provision
- Ceridian/Dayforce, Digital Insurance/OneDigital, J. Alexanders

- Converted FNFV ISIP into CNNE equity grants, **except for Dayforce which stayed in the ISIP structure**
- 10% of Dayforce gain
- No holdback
- Dayforce and Cannae

- **Externalized management function to Trasimene**, charging 2% management fee and **20% performance fee**
- Dayforce ISIP continued
- Dayforce for Foley and CNNE deal-by-deal incentive for Trasimene

- Management now compensated in CNNE time-based restricted stock units at a discount to NAV
- Exited Dayforce in 2024

Source: FNF and CNNE Form 10K and Proxy materials.

1   Includes MSA termination fees.



Returns in Cannae Proxy Are Overstated by $1 Billion

Fixing Company disclosure for true investment cost, mark-to-market GAV and MIP tells a different story:

Company Proxy Disclosure / Mark-to-Market Adjustments

Cannae Significant Monetization and Value Creation Milestones (in millions)						Mark-to-Market Adjustments		
Initial Acquisition	Event Timing	Company	Value Received	Original Investment Cost	Value in Excess of Cost	Add Current GAV	SOTP Cost of Investment	True Value in Excess of Cost
Jan 2022	*NA*	*System1*	*23.2*			*15.3*	*248.0*	(209.5)
Mar 2021	*NA*	*Sightline*				*5.0*	*277.0*	(272.0)
Sep 2020	2022	Optimal Blue	578.0	289.0	289.0		289.0	289.0
Jun 2020	2022-2024	Paysafe	61.6	**391.6**	(330.0)	27.1	**519.0**	(430.3)
Jun 2020	2024-2025	Alight	96.0	**112.5**	(16.5)	116.6	**440.5**	(227.9)
Mar 2020	2022-2025	AmeriLife	245.9	**90.3**	155.6	89.3	**121.3**	213.9
Dec 2019	2020-2021	CoreLogic	481.7	292.1	189.6		292.1	189.6
Feb 2019	2021-2025	Dun & Bradstreet	1,085.4	1,126.4	(41.0)		1,126.4	(41.0)
Dec 2012	2017	One Digital	560.0	101.0	459.0		101.0	459.0
Sep 2012	2015	J Alexander's	128.0	79.0	49.0		79.0	49.0
Dec 2007	2015	Remy	332.0	83.8	248.2		83.8	248.2
Nov 2007	2015-2016	Comdata Fleetcor	386.5	0.0	386.5		0.0	386.5
Nov 2007	2018-2024	Dayforce	2,446.6	547.9	1,898.7		547.9	1,898.7
Various	Various	Various	306.5	318.3	(11.8)	103.9	318.3	92.1
ISIP+MIP								**(343.6)**
Total			**6,708.2**	**3,431.9**	**3,276.3**	**357.2**	**4,443.3**	**2,301.7**

Mark-to-market loss in current portfolio is over -$800 million

Excluding DAY investment from 2007, total gain is $641 million for a MOIC of 1.1x

Source: Bloomberg, Company proxy materials and SOTP reports as of 10/31/2025. Note: Current investments excluded from the table above are marked at cost. Various includes CSI, Lifeworks, T-Systems, Tripel Tree and Colt.


Mr. Foley sells his personal stock in Cannae portfolio companies before the Company is allowed to

Dun & Bradstreet (DNB)



3/25 – Foley sells 2.5 mm shares

5/2 – Foley sells 2.5 mm shares

3/24 – Acquisition announced

5/8 – CNNE sells 9.0 mm shares

Alight (ALIT)



11/13 – Foley and Coy sell 5.0 mm shares

12/3 – CNNE sells 12.0 mm shares

Nevada courts interpret the **duty of loyalty** as the obligation for directors and officers to:

- **Act in the best interests of the corporation**, not their personal interests

- **Avoid self-dealing or conflicts of interest** that harm the corporation

- **Disclose material conflicts** and recuse themselves where appropriate

> **We believe Mr. Foley fails to meet even the more relaxed Nevada standard of Duty**

Source: Bloomberg, Section 16 Filings.



A Plan to Drive Value Creation at Cannae

A Plan to Drive Value Creation at CNNE



Key Initiatives	Intended Results

Months 1-12

1 Reduce costs, align incentives
- Target ~1.5% corporate overhead as % of AUM, including SBC
- Convert MSA termination fee cash payments into performance-based stock compensation
- **Potential upside of 13%, assuming current overhead 'multiple'**

2 Spin of public holdings to collapse discount
- Signals commitment to address share price underperformance
- Forces re-rating of remaining holdings
- Tax efficient distribution of capital to shareholders
- **Potential upside of 4%**

3 Improved Accountability and Governance
- Enhanced Board oversight and adoption of governance best practices
- Improved shareholder confidence in value realization plan, set concrete targets for performance
- **Potential upside of 12%**

Newly constituted Strategic Review Committee

Months 13-24

4 Transparency and Support Private Valuations
- Improved disclosure on private positions and establish transparent investment selection process
- Rationalize small or non-core positions and valuation support remaining
- Evaluate tax loss optimization

5 Rebuild Investor Confidence in NAV Growth
- Smaller, focused portfolio that benefits from consistent narrative and fund-level asset management synergies
- Solidify go forward strategy and confidence in succession plan to execute

Source: Bloomberg, Company Filings and Carronade analysis as of 10/31/2025.
Disclaimer: Any strategic plan or operational changes outlined herein are non-binding recommendations and subject to change.



Restructure Corporate Costs and Align Incentives



1

Burdensome fees paid to management are misaligned with the overall poor performance of Cannae's portfolio, perpetuate the discount which the market imputes to the NAV, and need to be streamlined to reflect best-in-class approach

History of concerning compensation practices supported by the Board highlight the severe misalignment with shareholders

- Via the ISIP and MIP, management participated in the monetization of successful investments while avoiding negative consequences of unsuccessful ones

- MSA cash termination payments and immediate grant of non-performance based share grant is a double dip

- Directed CNNE shareholder capital into unsuccessful SPAC investments sponsored by former manager Trasimene (both in IPOs and PIPE capital raises to consummate de-SPAC) without benefiting from sponsor economics

- Management ability to sell personally-owned shares in portfolio companies ahead of CNNE selling[1]

- Mr. Foley has never purchased a share on the open market

> **Target ~1.5% corporate overhead as % of AUM**
>
> **Convert termination fee cash payments into performance-based stock compensation**

Status Quo			
Current NAV		1,355	a
Current Share price		17.88	
Current S/O	x	49.6	
Current Market Cap		887	b
Implied Current NAV Discount ($MM)		468	a-b
Est Annual CNNE Overhead ($MM)	÷	49	
Implied Overhead 'Multiple'		9.5	c
Implied Discount to NAV		-35%	

Cut overhead % of AUM by 50bps, exchange termination fees for performance vesting shares			
Current NAV		1,355	a
2024 Corp Overhead % of AUM		2.4%	
Target Overhead %	1.50%	13	
Overhead Multiple	x	9.5	c
Capitalized Savings		121	
Plus: Trasimine Fees	+	18	
Total Upside ($MM)		139	d
Current S/O		49.6	
Plus: New Performance Shares	+	1.0	
PF S/O		50.6	e
PF Equity Value 1		1,026	b+d
PF Discount to NAV 1		-24%	(b+d)/a-1
Total Upside ($/Shr)		**20.27**	(b+d)/e
Total Upside (%)		**13%**	vs Current Share Price

Source: Bloomberg, Company Filings and Carronade analysis.

1   Including Mr. Foley and Mr. Coy selling ~5 million shares of Alight on November 13, 2024 before Cannae sold 12 million shares of Alight on December 3, 2024 and Mr. Foley selling 2.5 million shares of DNB on March 25, 2025, the same day that Cannae announced it would have the ability to sell up to 10 million shares as part of a Voting Support Agreement with respect to the pending take-private of DNB. See Company press release dated 3/25/25; ALIT and DNB Form 4 filings.

Disclaimer: Any strategic plan or operational changes outlined herein are non-binding recommendations and subject to change



By spinning out a substantial portion of Cannae's public holdings to shareholders at NAV, the market will be forced to re-rate the remaining portfolio of assets to which it currently ascribes little-to-no value

We believe spinning shares of ALIT, SST and PSFE at GAV would yield an after-tax distribution to shareholders of ~$3/share

- Signals commitment to address share price underperformance

- Shareholders decide whether to participate in value creation upside or potential M&A

- Lowers selling pressure compared to an exit by CNNE

Assuming current share price of $17.88, the remaining ~$14/share of equity market value appears wildly out of step with the remaining NAV of ~$22/share

Spin or sell 100% of ALIT, SST and PSFE holdings and distribute to shareholders

PF 1 From Previous Slide

Current NAV		1,355	a
Current Market Cap		887	
Capitalized Cost Savings	+	139	
PF Equity Value 1		1,026	
PF Discount to NAV 1		-24%	b
PF S/O		50.6	

Spin Public Stakes

	GAV	Cost	Spin	Dist GAV	
ALIT US Equity	117	328	100%	117	
SST US Equity	15	232	100%	15	
PSFE US Equity	28	46	100%	28	
Gross Spin Value		606		159	(446)
Distributed Gain				-	
Less: NOL Use				-	
Tax on Gain				-	
Net Spin Value				159	c
PF Equity Value 1				1,026	
Less: Net Spin Value			-	159	
RemainCo Create ($MM)				867	
PF NAV RemainCo				1,196	a-c=d
PF Discount to NAV 1			-24%	(290)	b*d=e
PF Equity Value 2				1,065	c+d+e=f
PF Discount to NAV 2				-21%	f/a-1
Total Upside from Spin ($MM)				39	f-(PF Equity Value 1)
Total Upside ($/Shr)				**21.04**	f / (PF S/O)
Total Upside (%)				**18%**	vs Current Share Price

Source: Bloomberg, Company Filings and Carronade analysis.



3 Improved Accountability and Governance

We believe a renewed and demonstrated commitment by management to re-focus strategy and truly align themselves with shareholders supported by improved accountability at the Board level will rebuild investor confidence in Cannae

Committing to changing the Status Quo will resonate with investors if coupled with, and supported by, improved accountability and governance

- ☑ Four new qualified and truly independent directors
- ☑ Refresh of Committee leadership
- ☑ Creation of new Strategic Review committee

Illustrative improvement in NAV discount on remaining assets to -15% once confidence is restored in management and the Board

Alignment of incentives, return of capital to shareholders, refocused strategy and independent Board oversight

PF 2 From Previous Slide			
Current NAV		1,355	
Net Spin Value		159	a
PF NAV RemainCo		1,196	
Current Market Cap		887	
Capitalized Cost Savings	+	139	
Spin Uplift	+	39	
PF Equity Value 2		1,065	b
PF Discount to NAV 2		-21%	
PF S/O		50.6	
Relative TSR KPI, Imrove Transparency, RemainCo discount narrows			
PF NAV RemainCo		1,196	
PF Discount 3	-15%	(179)	
PF Equity Value RemainCo		1,016	c
PF Equity Value 3		1,176	a+c=d
Total Upside ($MM)		110.9	d-b
Total Upside ($/Shr)		**23.23**	
Total Upside (%)		**30%**	vs Current Share Price

Source: Bloomberg, Company Filings and Carronade analysis.

Disclaimer: Any strategic plan or operational changes outlined herein are non-binding recommendations and subject to change

Fresh, Independent Board Oversight



We believe the following governance improvements are required to drive shareholder value creation

Add Carronade's Truly Independent and Experienced Directors

- Carronade has identified four new, independent director candidates with proven leadership and value-creation capabilities. We carefully vetted the candidates through a comprehensive search process to identify proper fit and complimentary skill sets to help oversee plans for shareholder value maximation from the Board level.

Refresh Committees to Provide Truly Independent Oversight

- Refreshed committee leadership will signal to shareholders the Board's commitment to address governance shortcomings and place Cannae on a more stable path in terms of succession planning.

    - New chairs for each of the Corporate Governance and Nomination and Related Person Transaction Committees, which we believe should be chosen from the new independent directors we nominated, if elected at the Annual Meeting

    - Increase the size of the Compensation Committee to three directors, two of whom we believe should be chosen from the new independent directors we nominated, if elected

    - All Board committees should only be comprised of independent, non-conflicted directors

Create New Strategic Review Committee for Shareholder Value Maximization

- The new committee should be comprised of five directors tasked with the formulation and oversight of a plan to improve shareholder returns. We believe that three of the five should be selected from the independent directors we nominated, if elected, and the remaining two from the existing Board. The Committee should have the authority to appoint advisors, including consultants and bankers to ensure full ability to monitor and track progress

> **We believe adding new, independent perspectives to the Board with relevant experience will help ensure the value–creation plan is achieved and restore investor confidence**

Note: If elected, Carronade's nominees will constitute a minority of the Board and there is no guarantee that they will be able to implement the actions they believe are necessary to unlock shareholder value at the Company. However, we believe the election of our nominees is an important step in the right direction for enhancing long-term value at the Company.

Director Candidates Have Substantial Relevant Experience



Carronade's Director Nominees are additive to the overall skill set of the Cannae Board

Cannae removed a number of categories that were present in their prior year 2024 Proxy, the most concerning of which is *"Corporate Governance"*

CARRONADE CAPITAL

Director Skills, Qualifications& Experience:	Incumbent Board of Directors												CARRONADE CAPITAL			
	Bill Foley	Douglas Ammerman	Frank Martire	Bill Royan	Hugh Harris	Malcolm Holland	Mark Linehan	Woody Tyler	Erika Meinhardt	Barry Moullet	James Stallings	Frank Willey	Ben Duster	Mona Aboelnaga	Cherie Schaible	Dennis Prieto
Board of Directors Experience	●	●	●	●	●	●	●		●	●	●	●	●	●	●	●
Entrepreneur/Business Growth	●		●	●	●	●	●		●	●	●	●	●	●	●	●
CEO/Business Head/Leadership	●		●		●	●	●		●	●	●	●	●	●	●	●
Mergers & Acquisitions	●		●	●	●	●		●	●			●	●	●	●	●
International	●		●	●	●			●		●	●		●	●	●	●
Human Capital Management/Compensation[1]	●		●		●	●	●		●	●	●	●	●	●	●	●
Finance/Capital Allocation	●	●	●	●	●	●	●	●	●	●	●	●	●	●	●	●
Financial Literacy[1]	●	●	●		●	●	●		●	●	●	●	●	●	●	●
Regulatory[1]	●	●	●	●	●	●	●	●	●	●		●	●	●	●	●
Risk Management	●	●	●	●	●	●	●	●	●	●	●	●	●	●	●	●
Corporate Governance[1]	●	●	●		●	●	●		●	●	●	●	●	●	●	●
Technology/Information Security[1]	●		●		●	●			●		●	●	●	●	●	
Legal	●											●	●		●	●
Marketing/Sales[1]	●	●	●		●	●	●		●	●	●	●	●	●	●	●

Source: Bloomberg, Company Filings and Carronade analysis.

1 Qualifications based on Cannae 2024 Proxy materials as Cannae removed these categories in 2025. Regulatory was combined with Legal.





Detailed Nominee Bios – Mona Aboelnaga

Ms. Aboelnaga's significant investment management expertise, coupled with her extensive corporate governance expertise as a board member of both public and private companies, would make her a valuable addition to the Cannae Board.

Mona Aboelnaga, age 57, is Managing Partner of K6 Investments LLC, a private investment firm she founded in 2011, which invests across diverse industries, including financial services, technology and consumer products. Previously, Ms. Aboelnaga served as the President and Chief Executive Officer of Proctor Investment Managers LLC, a private equity firm she co-founded in 2002 ("Proctor"), which invested in traditional and alternative asset management companies. Proctor was sold to National Bank of Canada in 2006, and Ms. Aboelnaga continued as Proctor's President and Chief Executive Officer until 2013. Ms. Aboelnaga currently serves on the Boards of Directors of Webster Financial Corporation (NYSE: WBS) ("Webster"), a financial services company, since February 2022, and Perpetual Limited (ASX: PPT), an Australian-based diversified global financial services company, since June 2021. Previously, she served as a director of Mondee Holdings, Inc. (formerly NASDAQ: MOND), a travel technology company, from July 2022 until its restructuring and sale in April 2025, where she served as Lead Independent Director from April 2024 to April 2025, Sterling Bancorp (formerly (NYSE: STL)), a regional financial services company, from May 2019 until its merger with Webster in February 2022, FinTech Acquisition Corp VI (formerly NASDAQ: FTVI), a special purpose acquisition company, from February 2021 to December 2022, Ibancar World SL, a FinTech company specializing in collateralized auto lending in Spain, from November 2018 to February 2023 and Siguler Guff Small Business Credit Opportunities Fund, an investment fund, from 2015 to November 2019.

Ms. Aboelnaga currently serves on the boards of various other organizations, including as Vice Chairperson of the Egyptian American Enterprise Fund, the Advisory Board of Rebalance Capital, the Advisory Board of the Strategic Capital Group at Investcorp and the Advisory Board and FinTech Task Force of Dubai-based VC fund Global Ventures. Ms. Aboelnaga is also a Trustee of the State University of New York's Fashion Institute of Technology, a member of the Council on Foreign Relations, a Leadership Fellow at the National Association of Corporate Directors, and a member of the St. Jude Children's Research Hospital Capital Campaign Committee. Ms. Aboelnaga earned a B.S. from the Wharton School of the University of Pennsylvania and an M.B.A. from Columbia Business School.





Detailed Nominee Bios – Ben Duster

Mr. Duster's significant experience working with companies to improve execution effectiveness and create long-term sustainable value, together with his extensive public and private company board service, would make him a valuable addition to the Cannae Board.

Benjamin C. Duster, IV, age 65, has served as the Chief Executive Officer of Cormorant IV Corporation, LLC ("Cormorant"), a finance operations and strategic advisory and interim executive management firm, since founding Cormorant in August 2014. Mr. Duster has also served as Chief Executive Officer of Mobile Technologies Inc., an electronics and security technology company, since April 2025, after having served as its Chief Financial Officer from June 2022 to April 2025. Previously, Mr. Duster served as Chief Executive Officer of CenterLight Health System, Inc., a private diversified health services, managed care and assisted living organization, from August 2016 to March 2018; he co-founded Watermark Advisors, LLC, a boutique investment bank, in 2002 and served as its Senior Adviser from 2006 to 2015; and he served as a Partner at Masson & Company, a consulting firm, from 2001 to 2006. Earlier in his career, Mr. Duster served in various investment banking roles, including as a Managing Director, at Wachovia Securities, Inc. (n/k/a Wells Fargo & Company (NYSE: WFC)), a multinational financial services company, from 1997 to 2001 and as a Vice President at Salomon Brothers, Inc. (formerly NYSE: SB), a multinational investment bank, from 1985 to 1997. Mr. Duster currently serves as a director at several companies, including Expand Energy Corporation (NASDAQ: EXE; formerly Chesapeake Energy Corporation), an oil and gas production company, since February 2021, Weatherford International plc. (NASDAQ: WFRD), a global energy services company, since June 2020 and Republic First Bancorp, Inc. (OTCMKTS: FRBKQ), a commercial bank, since July 2022. Previously, Mr. Duster served as a director on the boards of several companies, including: Cardone Industries, Inc., a private auto parts aftermarket manufacturer, from November 2019 until it was acquired in June 2023; Diamond Offshore Drilling, Inc. (formerly NYSE: DO), an offshore drilling contractor, from May 2022 until it was acquired in September 2024; Alaska Communications Systems Group, Inc. (formerly NASDAQ: ALSK), a broadband and telecommunications service provider, from June 2020 until it was acquired in July 2021; Multi-Fineline Electronix, Inc. (formerly NASDAQ: MFLX), a provider of flexible printed circuit and component assembly solutions, from October 2012 to March 2015; Chorus Aviation Inc. (TSX: CHR), a Canadian holding company of a regional air carrier, from March 2010 to August 2014; Ormet Primary Aluminum Corporation, a privately-owned manufacturer of alumina and primary aluminum, from November 2007 to January 2014; Accuride Corporation (formerly NYSE: ACW), a diversified manufacturer and supplier of commercial vehicle components, from February 2010 to April 2013; WBL Corporation Limited (formerly SGX: WEAS), a multinational conglomerate operating in the technology, automotive, property development, and engineering & distribution sectors, from April 2010 until it was acquired in May 2013; Netia, S.A. (formerly WSE: NET), an internet and telecommunications company, from August 2009 to November 2013; Catalyst Paper Corporation (formerly TSX: CYT, and a subsidiary of Paper Excellence B.V.), a Canadian pulp and paper company, from December 2006 to February 2012; RCN Corporation (formerly NASDAQ: RCNI), a telecommunications company, from December 2004 until it was acquired in August 2010; and Algoma Steel Group Inc. (NASDAQ/TSX: ASTL), an integrated primary steel producer, from February 2002 until it was acquired in June 2007.

Mr. Duster earned a B.A. in Economics from Yale University, a J.D. from Harvard Law School, and an M.B.A. from Harvard Business School.





Detailed Nominee Bios – Dennis Prieto

Mr. Prieto's significant investment management and board experience, coupled with his financial and restructuring expertise, would make him a valuable addition to the Cannae Board.

Dennis A. Prieto, age 43, is a consultant and serves on various boards of directors, including TimberHP, Inc., a privately-held building products company, since September 2024 and Empire Today IP Holdings, LLC, a privately-held building products company, since November 2024. He also currently serves as Chief Restructuring Officer of Last Step Recycling, LLC, a private materials processing company, since March 2025. Additionally, Mr. Prieto serves as a member of various advisory and oversight boards, including on the Oversight Board of the Endo GUC Trust, a trust established to obtain recoveries for creditors of Endo International plc and its subsidiaries, since April 2024, and the Advisory Board of the Nine West Non-Released Party Trust, a trust established to obtain recoveries for creditors of Nine West Holdings, Inc. and its subsidiaries, since September 2019. He is also Managing Partner at Peak Advisory Group LLC, a business consulting firm he founded in November 2023. Previously, Mr. Prieto served on the board of directors of Aventiv Technologies, LLC, a provider of telecommunications and technology solutions, from December 2024 to July 2025. He also previously served on the Board of Managers and as Board Secretary and Treasurer of Mohawk Gaming Enterprises, LLC, a gaming company, from December 2021 to June 2024, and as a member of various advisory boards and official committees, including on the Advisory Board of the Tribune Litigation Trust, a trust established to obtain recoveries for creditors of Tribune Company and its subsidiaries, from 2019 to April 2022, a member of the Official Committee of Unsecured Creditors of Sabine Oil & Gas Corporation, an oil and gas company, from 2015 to 2016, a member of the Official Committee of Unsecured Creditors of NII Holdings, Inc., an American holding company whose subsidiaries provided mobile communications services under the Nextel brand in Latin America, from 2014 to 2015, and a member of the Official Committee of Unsecured Creditors (for the U.S. cases) of Vitro, SAB de CV, a glass manufacturer in Mexico, from 2011 to 2012. Mr. Prieto currently serves on the Dean's Advisory Council at Lehigh University since 2022. Previously, Mr. Prieto was a partner and Managing Director at Aurelius Capital Management, LP, an investment firm, from August 2007 to October 2023. Earlier in his career, Mr. Prieto served as a Restructuring and M&A Advisory Analyst at Evercore Inc. (NYSE: EVR), a leading independent investment banking firm, from 2006 to 2007, and as an Analyst in the Leveraged Acquisition Finance and Global Portfolio Management Groups at Bank of America Corporation (NYSE: BAC), a multinational bank and financial services company, from 2004 to 2006.

Mr. Prieto earned a B.S. in Electrical Engineering and a B.S. in Integrated Business and Engineering from Lehigh University and is a member of the Latino Corporate Directors Association (LCDA).





Detailed Nominee Bios – Chérie L. Schaible

Ms. Schaible's extensive financial, legal and investment management experience would make her a valuable addition to the Cannae Board.

Chérie L. Schaible, age 46, is the founder of CLS Advisory, LLC ("CLS Advisory"), which provides legal consulting, general counsel and board services, which she founded in December 2024. Through CLS Advisory, she has served, on a part-time basis, as the general counsel of Thrasio, an e-commerce company, since March 2025. Ms. Schaible has also served as a board member of Heritage Operating, LLC (Heritage Family), a provider of funeral services, since January 2025 and Her Justice, a nonprofit organization that provides legal resources to women living in poverty, since August 2021. Previously, Ms. Schaible served as General Counsel and Senior Managing Director of Ankura Consulting Group, LLC, a global consulting firm, from August 2016 to March 2023. Prior to that, she served as Associate General Counsel and Managing Director of AIG Investments, an investment management subsidiary of the financial services firm American International Group (NYSE: AIG) ("AIG"), from November 2010 to July 2016, and as Assistant General Counsel and Vice President at AIG from April 2007 to October 2010. Earlier in her career, Ms. Schaible was an Associate in the Bankruptcy and Reorganization practice at Shearman & Sterling LLP (n/k/a Allen Overy Shearman Sterling LLP), an international law firm, from September 2001 to April 2007. Previously, Ms. Schaible served as a Junior Partner for Women in Need, a nonprofit organization that provides shelter and housing services, from 2014 to 2022. She is the recipient of the Women Leaders in Consulting, Excellence in Leadership Award (2021) and the American Bankruptcy Institute 40 Under 40 Award (2018).

Ms. Schaible earned an LL.B. from Bond University in Australia, and an LL.M. in Corporate Law from New York University School of Law.



Conclusions



Summary of Carronade's Perspective

Why Pursuing a Plan to Improve Cannae Serves Shareholders' Best Interests

Status Quo	A Plan to Drive Value Creation at CNNE
☒ **New Private Investments Aimed at Growing NAV** *Strategy is vague and undifferentiated* *Shareholders say management has lost the mandate to allocate shareholder capital in this way*	☑ **Spin of public holdings in ALIT, SST and PSFE** *would immediately collapse the discount on those assets and force a re-rating on the remaining portfolio* *Removes shareholder concern around re-investment risk*
☒ **Promise for Valuation Improvement at Portfolio Companies** *Plan lacks detail and credibility* *Lack of disclosure and rigor in private valuations*	☑ **Monetize or distribute public stakes where management has relatively smaller impact on value** frees up capacity to improve disclosure and valuation of remaining assets *Potential to exit certain non-core small minority stakes*
☒ **Returning capital to shareholders** *Share buybacks are typically an effective way to return capital to shareholders, but have not closed the discount because of lack of confidence in management ability to grow NAV*	☑ **Continue capital return with greater scale and visibility** to ensure market impact
☒ **Poor governance and misalignment with shareholders** *MSA termination is positive, but still benefiting management at expense of shareholders as Trasimene still getting paid and management received new dilutive share grants* *Board lacks true independence and confidence to defend shareholders' rights*	☑ **Restructure management incentives to fully align with shareholder returns** *New director candidates will provide an independent voice for shareholders and improved accountability in the boardroom*

We believe the "Improve Cannae" plan presents a clear path to align with shareholders and enhance stakeholder value

The strategic plans and operational changes outlined herein are **non-binding recommendations** and do not constitute a commitment or promise. Election of our nominees does not guarantee that the strategy, valuation targets or operational changes detailed in this presentation will be implemented or successfully achieved. If elected, our nominees will act as fiduciaries for all shareholders, not just Carronade and their ability to effectuate the contemplated changes is subject to the composition of the entire Board and management team. Accordingly, results may vary.

Vote GOLD and Restore Shareholder Value



IMPROVE CANNAE — GOLD PROXY CARD

CARRONADE NOMINEES	FOR	WITHHOLD
Mona Aboelnaga	✅	
Benjamin C. Duster, IV	✅	
Dennis A. Prieto	✅	
Chérie L. Schaible	✅	

OPPOSED CANNAE NOMINEES	FOR	WITHHOLD
Erika Meinhardt		❌
James B. Stallings Jr.		❌
Frank P. Willey		❌
Barry B. Moullet		❌

PROPOSALS

❌ Strong recommendation to vote "AGAINST" Proposal 2 (Say-on-Pay)

✅ Strong recommendation to vote "FOR" Proposal 4 (Board Declassification)

Cannae shareholders can vote their shares to help affect change and reinvigorate a company that has fallen woefully behind on its promise to shareholders. The 2025 Annual Meeting of Cannae Shareholders is scheduled to be held virtually on December 12, 2025. Carronade urges Cannae shareholders to vote the GOLD universal proxy card by December 11, 2025 at 11:59pm Pacific Time.

If you have any questions, require assistance in voting your GOLD universal proxy card, or need additional copies of Carronade Capital's proxy materials, please contact Okapi Partners LLC at the phone numbers or email address listed below.



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